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TABLE OF CONTENTS

Filed pursuant to Rule 424(b)(3)
Registration No. 330-110475

PROSPECTUS

COCA-COLA HBC FINANCE B.V.

Offer to Exchange
$500,000,000 Notes due 2013 for $500,000,000
Notes due 2013

Offer to Exchange
$400,000,000 Notes due 2015 for $400,000,000
Notes due 2015

The Notes are fully, unconditionally and irrevocably guaranteed by

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

        Coca-Cola HBC Finance B.V. is offering to exchange up to $500,000,000 aggregate principal amount of its new 5.125% notes due 2013 and up to $400,000,000 aggregate principal amount of its new 5.500% notes due 2015, all of which have been registered under the U.S. Securities Act of 1933 and are referred to collectively as the "new notes" for any and all of its outstanding 5.125% notes due 2013 and 5.500% notes due 2015, respectively, which were sold previously in a private placement and offshore, and which are referred to collectively as the "old notes".

        See "Risk Factors" beginning on page 16 for a discussion of certain factors that you should consider before participating in the exchange offers.

        Coca-Cola HBC Finance B.V. will exchange new notes bearing the same maturity for all old notes of that maturity that are validly tendered and not withdrawn before expiration of the exchange offer relating to those notes. You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer relating to those old notes. The exchange procedure is more fully described in "The Exchange Offers—Procedures for Tendering" beginning on page 35.

        The terms of the new notes to be issued in the exchange offers are substantially identical in all material respects to those of the old notes tendered in exchange therefor, except that the transfer restrictions, registration rights and provisions for additional interest applicable to the old notes do not apply to the new notes. See "Description of the New Notes and the Guarantees" beginning on page 43 for more details on the terms of the new notes.

        We will not receive any proceeds from the exchange offers.

        There is no active market for the new notes. The old notes are listed on the Luxembourg Stock Exchange and we have applied to list the new notes on the Luxembourg Stock Exchange.

        The exchange of old notes for new notes should not be a taxable event for United States federal income tax purposes. See "Taxation—United States Taxation" on page 72.

        We are not making an offer to exchange new notes for old notes in any jurisdiction where the offer is not permitted and will not accept tenders of old notes for exchange from holders in any such jurisdiction.

        All broker-dealers must comply with the registration and prospectus delivery requirements of the Securities Act. See "Plan of Distribution" on page 74.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be distributed in the exchange offers, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated December 19, 2003.

        In this prospectus, the terms "we", "us" and "our" refer to Coca-Cola HBC Finance B.V., unless otherwise specified or the context requires otherwise. Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries taken together, unless the context requires otherwise, are referred to as "CCHBC". Coca-Cola HBC Finance B.V. is the issuer and Coca-Cola Hellenic Bottling Company S.A. is the guarantor of the old notes and the new notes. In this prospectus, references to "dollars" or "$" are to United States dollars and references to "€" or "euro" are to the single currency of the participating member states in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time. References to "DTC", "Euroclear" and "Clearstream, Luxembourg" are to The Depository Trust Company, Euroclear Bank S.A./N.V. and Clearstream Banking S.A., respectively.

        Information in the exchange offer registration statement is available to holders of the old notes without charge upon written or oral request. Please contact Coca-Cola Hellenic Bottling Company S.A., 9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece, Attention: Investor Relations, telephone +30 210 618 3100 to make a request. To obtain timely delivery, any request should be made no later than five business days prior to the date you need the information.

        In making the decision whether or not to exchange your old notes, you should rely only on the information contained or incorporated by reference in this prospectus. We and Cola-Cola Hellenic Bottling Company S.A. have not authorized any other person to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        We and Coca-Cola Hellenic Bottling Company S.A. incorporate by reference into this prospectus certain information that Coca-Cola Hellenic Bottling Company S.A. files with, or furnishes to, the U.S. Securities and Exchange Commission, or the SEC, and when it is stated that such information is being incorporated by reference, we and Coca-Cola Hellenic Bottling Company S.A. can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and later information that Coca-Cola Hellenic Bottling Company S.A. files with, or furnishes to, the SEC, and that states that such information is being incorporated by reference, will automatically update and supercede that information. The incorporation by reference of such documents does not create any implication that there has been no change in CCHBC's affairs since the date of such documents or that the information contained in those documents is current as of any subsequent time. These documents contain important information about CCHBC and its financial condition.

        The following documents listed below that Coca-Cola Hellenic Bottling Company S.A. has previously filed with, or furnished to, the SEC (Commission File Number: 1-31466) are incorporated by reference in this prospectus:

Coca-Cola Hellenic Bottling Company S.A. Filings	Period
Annual Report on Form 20-F	For the year ended December 31, 2002, as filed with the SEC on June 30, 2003,
Report on Form 6-K	Furnished to the SEC on August 27, 2003,
Report on Form 6-K (containing information on the leveraged recapitalization of Coca-Cola Hellenic Bottling Company S.A. and the acquisitions of Multivita sp.z o.o. and Tsakiris S.A.)	Furnished to the SEC on November 6, 2003
Report on Form 6-K (containing U.S. GAAP financial information)	Furnished to the SEC on November 12, 2003, and
Report on Form 6-K	Furnished to the SEC on December 16, 2003.

        The information contained in this prospectus supercedes the information contained in such documents to the extent they are inconsistent.

        We and Coca-Cola Hellenic Bottling Company S.A. also incorporate by reference any future materials that are filed with the SEC by Coca-Cola Hellenic Bottling Company S.A. under Sections 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended, which we refer to as the "Exchange Act", after the date of this prospectus and until the exchange offers are completed and that we identify as being incorporated by reference in this prospectus.

        You may also request a copy of documents incorporated by reference at no cost, by writing or by telephone at:

Coca-Cola Hellenic Bottling Company S.A.
9 Fragoklissias Street
151 25 Maroussi, Athens
Greece
Attention: Investor Relations
Telephone: +30 210 618 3100

        Copies of these filings and other information relating to the issuance of the new notes will also be available at the specified offices of the paying agent for the notes in Luxembourg. See "General Information" below.

ii

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein contain forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as "believe", "outlook", "guidance", "intend", "expect", "anticipate", "plan", "target" and similar expressions. All statements other than statements of historical facts, including, among others, statements regarding CCHBC's future financial position and results, business strategy, CCHBC's future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forwardlooking statements involve risk and uncertainty because they reflect CCHBC's current expectations and assumptions as to future events and circumstances that may not prove accurate. CCHBC's actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described under Item 3, "Risk Factors" included in Coca-Cola Hellenic Bottling Company S.A.'s Annual Report on Form 20-F for the year ended December 31, 2002, which is incorporated by reference in this prospectus.

        We and Coca-Cola Hellenic Bottling Company S.A. cannot assure you that CCHBC's future results, level of activity, performance or achievements will meet the expectations reflected in the forward-looking statements. Moreover, neither we, Coca-Cola Hellenic Bottling Company S.A., nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Unless we or Coca-Cola Hellenic Bottling Company S.A. are required by law to update these statements, neither we, nor Coca-Cola Hellenic Bottling Company S.A. will necessarily update any of these statements after the date of this prospectus, either to conform them to actual results or to changes in CCHBC's expectations.

iii

SUMMARY

        This summary does not contain all the information that is important to you. You should read carefully the entire prospectus, including, without limitation, the information under the caption "Risk Factors", as well as the financial statements and the documents incorporated by reference in this prospectus, before deciding whether or not to exchange your old notes.

COCA-COLA HBC FINANCE B.V.

        We are a wholly-owned indirect subsidiary of Coca-Cola Hellenic Bottling Company S.A. organized under the laws of The Netherlands. We were incorporated on April 13, 2001 for the sole purpose of acting as a financing subsidiary for CCHBC through lending the proceeds of any of our borrowings to CCHBC. All of our outstanding indebtedness is fully guaranteed by Coca-Cola Hellenic Bottling Company S.A. We transfer, through inter-company loans, substantially all of the proceeds from these borrowings to Coca-Cola Hellenic Bottling Company S.A. and other operating companies within CCHBC. We have no subsidiaries or employees. Our address is: Herengracht 556, 1017 CG, Amsterdam, The Netherlands. Our telephone number is: 011-31-205-214-691.

CCHBC

History and Development

        CCHBC was formed on August 9, 2000 through the merger of Hellenic Bottling Company S.A., the ordinary shares of which have been listed on the Athens Stock Exchange since 1991, and Coca-Cola Beverages plc. Following the merger, Hellenic Bottling Company S.A. was renamed Coca-Cola Hellenic Bottling Company S.A. and became one of the largest bottlers of products of The Coca-Cola Company in the world, based on sales volume. CCHBC maintains its headquarters in Athens and the shares of Coca-Cola Hellenic Bottling Company S.A. are listed on the Athens Stock Exchange, with secondary listings on the London and Australian Stock Exchanges. Coca-Cola Hellenic Bottling Company S.A. listed its ADSs on the New York Stock Exchange on October 10, 2002. The address of Coca-Cola Hellenic Bottling Company S.A. is: 9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece. Its telephone number is: (011) 30 210 618 3100.

        The Kar-Tess Group holds approximately 30.4% and The Coca-Cola Company holds approximately 24.0% of Coca-Cola Hellenic Bottling Company S.A.'s ordinary shares. For additional information, see "Recent Developments—Restructuring of Kar-Tess Holding S.A.", as well as Item 6, "Major Shareholders and Related Party Transactions" included in Coca-Cola Hellenic Bottling Company S.A.'s Annual Report on Form 20-F for the year ended December 31, 2002, which is incorporated by reference in this prospectus.

Business Overview

        CCHBC's business consists of producing, selling and distributing non-alcoholic beverage products. Products of The Coca-Cola Company accounted for approximately 94% of its sales volume in 2002. CCHBC is one of the largest bottlers of non-alcoholic beverages in Europe, operating in 26 countries with a total population of more than 500 million people. In 2002, it sold approximately 1.3 billion unit cases, generating net sales revenue of €3.8 billion. CCHBC's products include carbonated soft drinks, or "CSDs", and non-CSDs, including juices, waters, sports and energy drinks and other ready-to-drink beverages, such as teas and coffees. In 2002, CSDs accounted for 85% and non-CSDs accounted for 15% of its sales volume, as compared to 87% and 13%, respectively, in 2001. CCHBC offers its products in a range of flavors and package combinations that vary from country to country.

        CCHBC is one of The Coca-Cola Company's key bottlers, that is, bottlers in which The Coca-Cola Company has a significant equity interest and which The Coca-Cola Company regards as strategic partners based on factors such as size, geographical diversification and financial and management resources. CCHBC believes that its success and the success of The Coca-Cola Company's products in its markets is largely dependent upon CCHBC and The Coca-Cola Company aligning their strategic objectives, with the two companies working together and combining their respective skills and assets to maximize opportunities to increase sales and profits in the countries in which CCHBC operates. As part of this relationship, CCHBC works together with The Coca-Cola Company such that The Coca-Cola Company has primary responsibility for consumer marketing and brand promotion, while CCHBC produces, sells and distributes the products of The Coca-Cola Company and executes customer marketing at points of sale.

        Under CCHBC's bottler's agreements with The Coca-Cola Company, CCHBC has the right to produce and the exclusive right, subject to certain limitations, to sell and distribute products of The Coca-Cola Company in each of its territories. For additional information, see "Recent Developments—Extension of Bottlers' Agreements". In 2002, the Coca-Cola brand, the world's most recognized brand, represented approximately 46% of CCHBC's total sales volume. In addition to Coca-Cola, CCHBC's other core brands include Fanta, Sprite and Coca-Cola light (which it sells in some of its countries under the diet Coke trademark). CCHBC's core brands together accounted for approximately 76% of its total sales volume in 2002. CCHBC also produces, sells and distributes a broad family of brands of other CSD and non-CSD products that varies from country to country. Together with The Coca-Cola Company, CCHBC is committed to exploring new growth opportunities by introducing new products and packages that satisfy the changing demands and preferences of consumers in its markets.

Markets

        CCHBC groups its countries into three segments. The countries included in each segment share similar levels of political and economic stability and development, regulatory environments, growth opportunities, customers and distribution infrastructures. CCHBC's three segments are as follows:

  •
  Established Countries, which are Italy (Northern and Central), Greece, the Republic of Ireland, Northern Ireland, Austria and Switzerland.

  •
  Developing Countries, which are Poland, Hungary, the Czech Republic, Slovakia, Croatia, Lithuania, Estonia, Latvia and Slovenia.

  •
  Emerging Countries, which are Nigeria, Russia, Romania, Bulgaria, Ukraine, Serbia and Montenegro, Bosnia and Herzegovina, the Former Yugoslav Republic of Macedonia (FYROM), Belarus, Armenia and Moldova.

Strengths

  World's Leading Brands

        CCHBC produces, sells and distributes Coca-Cola, the world's leading non-alcoholic beverage brand, in terms of sales volume, and the world's most recognized brand. The other brands licensed to CCHBC by The Coca-Cola Company are also among the leading brands in their market categories. In particular, Coca-Cola light (diet Coke), Sprite and Fanta, together with Coca-Cola, are four of the world's five best selling nonalcoholic beverages in terms of sales volume.

  Substantial Scale Benefits

        CCHBC is one of the largest bottlers of products of The Coca-Cola Company in the world in terms of sales volume, operating in 26 countries with a total population of over 500 million. CCHBC's scale offers significant opportunities arising from the sharing of knowledge and best practices across its countries, procurement savings and coordination and optimization of investment planning, including capital expenditure.

  Key Bottler of The Coca-Cola Company

        CCHBC is one of The Coca-Cola Company's key bottlers, reflecting its strategic importance within the Coca-Cola system. CCHBC works closely together with The Coca-Cola Company, with each utilizing its respective skills and assets to maximize opportunities to increase sales in its countries and, ultimately, increase value to its shareholders over the long term. However, The Coca-Cola Company could exercise significant influence over CCHBC's profit margins by virtue of its rights under CCHBC's bottler's agreements to determine the price of the concentrate that CCHBC buys from The Coca-Cola Company and, to the extent permitted by local law, the maximum price that CCHBC may charge to its customers outside of the European Economic Area.

  Balanced Portfolio of Markets

        CCHBC's established countries provide it with a stable source of revenues and cash flow, while its developing and emerging countries provide it with significant growth opportunities. This balance allows CCHBC to minimize external financing of its long-term growth, reduce earnings volatility and limit its exposure to the effects of potential economic or political instability in its developing and emerging countries.

  Significant Markets with High Growth Potential

        CCHBC believes that many of its developing and emerging countries are underdeveloped in terms of CSD and non-CSD consumption. In 2002, for example, Russia and Nigeria, which together account for more than half of the total population of CCHBC's countries, had a weighted average annual CSD consumption of approximately 57 servings per capita, compared to over 300 in Western Europe. Additionally, as the beverage of choice in CCHBC's emerging and developing countries continues to evolve from tap water and homemade drinks toward branded CSDs and non-CSDs, CCHBC believes that it is well positioned to capture a substantial share of this market growth. Not only is there an opportunity for sales revenue growth in these countries through increased market penetration, but these countries generally have a more favorable demographic profile for CSD consumption because there are larger numbers of young people who tend to consume more CSDs. However, many of CCHBC's developing and emerging countries are subject to economic and political volatility that may limit CCHBC's ability to achieve growth in such countries.

  Modern Business Infrastructure

        Since 1995, CCHBC has invested in excess of €2.0 billion in fixed assets, to modernize its plant infrastructure and to expand the availability of cold drink equipment such as coolers. As a result, CCHBC believes that it has the production capacity and distribution infrastructure to meet volume growth at a relatively low incremental capital cost and to expand the availability of its products, especially the more profitable singleserve packages.

  Large and Skilled Sales Force

        CCHBC believes that its has one of the largest and best-trained sales forces in the non-alcoholic beverages industry in each of its countries. This allows CCHBC to work closely and develop strong relationships with its customers.

  Experienced Management

        CCHBC's senior management team has extensive experience in the non-alcoholic beverages industry. This provides CCHBC with strong knowledge of the industry, familiarity with its customers and understanding of the development, manufacture and sale of its products.

Strategy

        CCHBC's management uses three key measures to evaluate its performance: profitable volume growth, growth in operating profit and return on capital.

        Its strategy to achieve its performance objectives has four main elements: to build a world-class sales organization, to further develop each of CCHBC's markets by delivering superior customer service and quality products in each market, to broaden CCHBC's product range and claim a share of newer profitable market categories with high growth potential, and to improve CCHBC's operational efficiency and optimize CCHBC's use of capital.

  Building a World-class Sales Organization

        CCHBC's strategy starts with its people. CCHBC believes that its success to date is largely due to its experienced management team and to the dedication and professionalism of its approximately 36,000 employees. CCHBC will continue to build employee excellence through recruiting the best people and by providing intensive and ongoing training and career development. At the same time, CCHBC will continue to use its compensation system to closely align its employees' incentives with the achievement of its financial objectives and the creation of shareholder value.

        Operating across 26 countries has taught CCHBC that its local sales forces are in the best position to evaluate the particular circumstances of each market category and address its specific needs. Accordingly, throughout CCHBC's operations, responsibility and accountability for improving performance and delivering results is placed in the hands of those closest to the market, including its country and local sales managers. CCHBC believes that this fosters a high degree of innovation and responsiveness to its customers.

  Developing Markets by Delivering Superior Customer Service and Quality Products

        The second key element of CCHBC's strategy is to further develop each of its markets by delivering superior customer service and quality products. CCHBC's blueprint for executing this strategy can be summarized in a simple formula: availability, affordability, acceptability and activation.

        Availability means placing CCHBC's range of products within easy reach of consumers in the "right" package, in the "right" location, at the "right" time. CCHBC focuses on developing strong relationships with its customers in order to ensure that the "right" products are in stock, highly visible and readily accessible wherever and whenever consumers may desire a non-alcoholic beverage.

        Affordability means offering a wide variety of desirable, premium quality products, in packages appropriate for the occasion, at the "right" price. In so doing, CCHBC aims to reach as many consumers as possible while taking into account the differing levels of purchasing power in the countries in which it operates.

        Acceptability means supplying an extensive and growing range of products that meet the highest quality standards in each country, enhancing their acceptability to consumers. CCHBC's experience in quality control, customer service and efficient distribution, combined with a detailed understanding of consumer needs and access to the most effective communications channels, allows CCHBC to reach out to customers and consumers in each of its markets and meet their demands.

        Activation means motivating consumers to choose CCHBC's products by improving product availability and attractiveness at the point of purchase and by building brand strength in its local markets. CCHBC achieves this in close cooperation with its customers through the placement of cold drink equipment, such as coolers and vending machines, the provision of signage and other point-of-sale materials and the implementation of local marketing and promotional initiatives.

  Broadening the Product Range

        Consumer preferences and demands are constantly evolving throughout CCHBC's markets. In order to satisfy these demands, CCHBC continuously builds on its strong family of brands by introducing new flavors and packages for its existing brands, launching existing brands in new markets and relaunching or reinvigorating existing brands where appropriate. In addition, in order to take full advantage of opportunities in market categories with high growth potential, particularly non-CSD categories such as juices, waters, energy and sports beverages and other ready-to-drink beverages such as teas and coffees, CCHBC plans to launch new products developed by The Coca-Cola Company and to acquire or develop new local products customized to appeal to local consumers.

        CCHBC and The Coca-Cola Company are jointly pursuing the development of sourced water opportunities with a view toward expanding their presence in both the premium mineral water and the processed water categories of the packaged water segment.

        In line with this strategy, in 2002, CCHBC and The Coca-Cola Company jointly acquired Valser Mineralquellen AG, a Swiss mineral water bottler, and Dorna Apemin S.A., a Romanian mineral water company. On October 2, 2003, CCHBC and The Coca-Cola Company jointly acquired Multivita sp.z.o.o., a Polish mineral water company. On December 5, 2003, CCHBC acquired Römerquelle GmbH, an Austrian mineral water company.

  Improving Efficiency and Optimizing Use of Capital

        CCHBC has benefited in several ways from the increase in its size over the past three years:

  •
  By centralizing its procurement function, CCHBC has been able to reduce its costs of raw materials and packaging.

  •
  By implementing best practices in a number of areas across the company, CCHBC has been able to improve its sales and distribution systems.

        CCHBC intends to continue taking advantage of these benefits of scale to improve the efficiency of its operations. CCHBC also intends to continue to modernize its production and distribution infrastructure and invest in advanced IT systems to enhance productivity.

        At the same time, CCHBC intends to continue to manage its capital expenditure carefully by focusing its investment on more profitable areas of its business, such as cold drink equipment for use in the immediate consumption channel. CCHBC's immediate consumption channels include restaurants and cafés, bars, kiosks, grocery stores, gas stations, sports and leisure venues and hotels. Products sold in these immediate consumption channels typically generate lower volumes and higher margins per retail outlet than in future consumption channels.

        Through the careful management of capital expenditure, the efficient deployment of CCHBC's assets, including cold drink equipment and distribution infrastructure, across its countries and the use of appropriate financing arrangements, CCHBC aims to optimize the utilization of its capital. As a result, CCHBC believes that it has the production capacity and distribution infrastructure to meet volume growth at a relatively low incremental capital cost.

        CCHBC believes that considerable opportunities exist for sustained, profitable growth in its existing territories. While CCHBC remains open to the possibility of acquiring new territories over time on an opportunistic basis, this does not currently form part of its core business strategy.

The Exchange Offers

        On September 17, 2003, we completed the offering of $500,000,000 aggregate principal amount of our 5.125% notes due 2013 and $400,000,000 aggregate principal amount of our 5.500% Notes due 2015. As part of that offering, we and Coca-Cola Hellenic Bottling Company S.A. entered into a registration rights agreement with the initial purchasers of the old notes in which we and Coca-Cola Hellenic Bottling Company S.A. agreed, among other things, to file and cause the exchange offer registration statement, of which this prospectus forms part, to be declared effective and to complete exchange offers for the old notes. Below is a summary of the exchange offers.

Old Notes	5.125% notes due 2013, fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. and 5.500% notes due 2015, fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A.
New Notes
5.125% notes due 2013, fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A. and 5.500% notes due 2015, fully, unconditionally and irrevocably guaranteed by Coca-Cola Hellenic Bottling Company S.A., the issuance of which has been registered under the Securities Act of 1933, as amended, or the Securities Act. The terms of the new notes are substantially identical in all material respects to those of the old notes, except that the transfer restrictions, registration rights and provisions for additional interest, each relating to the old notes, do not apply to the new notes.
Terms of the Offers
We are offering to exchange a like amount of new notes bearing the same maturity for our old notes of that maturity in minimum denominations of $1,000 in principal amount and multiples thereof. In order to be exchanged, an old note must be properly tendered and accepted. All old notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there are $500,000,000 aggregate principal amount of 5.125% notes due 2013 and $400,000,000 aggregate principal amount of 5.500% notes due 2015 outstanding. We will issue new notes promptly after the expiration of the relevant exchange offer.
Expiration Time	Each exchange offer will expire at 5:00 p.m., New York City time, on, January 29, 2004, unless extended.
Procedures for Tendering
Holders of old notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such person promptly if they wish to tender old notes pursuant to the exchange offers. See "The Exchange Offers—Procedures for Tendering."

To tender old notes, you must complete and sign a letter of transmittal in accordance with the instructions contained in it and forward it by mail, facsimile or hand delivery, together with any other documents required by the letter of transmittal, to the exchange agent, either with the old notes to be tendered or in compliance with the specified procedures for guaranteed delivery of old notes. Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. Any financial institution that is a participant in DTC's systems must make book entry delivery of old notes by causing DTC to transfer those old notes into exchange agent's account at DTC in accordance with DTC's procedure for transfer. See also "The Exchange Offers—Book-Entry Transfer."

Letters of transmittal, any other documents required by the letter of transmittal and certificates representing old notes should not be sent to us. Such documents should only be sent to the exchange agent. Questions regarding how to tender and requests for information should be directed to the exchange agent. See "The Exchange Offers—Exchange Agent."
Acceptance of Old Notes for Exchange; Issuance of New Notes
Subject to the conditions stated in "The Exchange Offers—Conditions to the Exchange Offers," we will accept for exchange any and all old notes which are properly tendered in the exchange offer relating to that series before the expiration time for such exchange offer. The new notes will be delivered promptly after the expiration time of the exchange offer applicable to such notes.
Interest Payments on the New Notes
The new notes will bear interest from the most recent date to which interest has been paid on the old notes or, if no such payment has occurred, from the closing date of the old notes. If your old notes are accepted for exchange, then you will receive interest on the new notes and not on the old notes.
Withdrawal Rights
You may withdraw your tender at any time before the expiration time by delivering a written notice of the withdrawal to the exchange agent for the notes tendered. See "The Exchange Offers—Withdrawal Rights."
Conditions to the Exchange Offers
The exchange offers are subject to customary conditions. We may assert or waive these conditions in our sole discretion. In addition, the letter of transmittal contains representations that you will be required to make to us before we will exchange your old notes for new notes. If we materially change the terms of an exchange offer, we will resolicit tenders of the old notes covered by that exchange offer. See "The Exchange Offers—Conditions to the Exchange Offers" for more information.
Resales of New Notes
Based on interpretations by the staff of the Securities and Exchange Commission, or the SEC, as detailed in a series of no-action letters issued by the SEC to third parties, we believe that the new notes issued in the exchange offers may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act so long as:

	•	you are acquiring the new notes in the ordinary course of your business,
	•	you are not a broker-dealer tendering notes acquired directly from us or Coca-Cola Hellenic Bottling Company S.A. for your own account,
	•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in a distribution of the new notes, and
	•	you are not an "affiliate" of ours or of Coca-Cola Hellenic Bottling Company S.A. within the meaning of Rule 405 of the Securities Act.
You must represent that you meet the above four requirements if you wish to exchange old notes for new notes in the exchange offers.

If you are an affiliate of ours or of Coca-Cola Hellenic Bottling Company S.A. or are engaged in or intend to engage in or have any arrangement or understanding with any person to participate in the distribution of the new notes or acquired your old notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act:
	•	you will not be permitted or entitled to tender in the exchange offers of the old notes held by you,
	•	you cannot rely on the applicable interpretations of the staff of the SEC, and
	•	you must comply with the prospectus delivery and registration requirements of the Securities Act, including being named as a selling security holder, in connection with any resale transaction.

Each broker or dealer that receives new notes for its own account in exchange for old notes that were acquired as a result of market making or other trading activities must acknowledge that it will comply with the registration and prospectus delivery requirements of the Securities Act in connection with any offer to resell or other transfer of the new notes issued in the exchange offers, including the delivery of a prospectus that contains information with respect to any selling security holder required by the Securities Act in connection with any resale of the new notes.
Exchange Agent
The Bank of New York is serving as the exchange agent in connection with the exchange offers. The address and telephone and facsimile numbers of the exchange agent are listed under the heading "The Exchange Offers—Exchange Agent."

Use of Proceeds
We will not receive any proceeds from the issuance of new notes in the exchange offers. We will pay all expenses incident to the exchange offers. See "Use of Proceeds" and "The Exchange Offers—Fees and Expenses."
Consequences of Failure to Exchange	If we complete the exchange offers and you do not participate, then:
	•	your old notes will continue to be subject to the existing restrictions upon transfer,
•
we will have no further obligation to provide for the registration under the Securities Act of those old notes, except under certain limited circumstances, and, following completion of the exchange offer, those old notes will bear interest at the same rate as the new notes without any provision for additional interest, and
	•	the liquidity of the market for your old notes is likely to be adversely affected
Federal Income Tax Considerations	The exchange of old notes for new notes should not be a taxable event for United States federal income tax purposes. For additional information, see "Taxation—United States Taxation."

The New Notes

        The terms of the new notes are identical in all material respects to those of the old notes, except that the transfer restrictions, registration rights and provisions for additional interest applicable to the old notes do not apply to the new notes. The new notes will evidence the same debt as the old notes and will be governed by the same indenture. Unless otherwise specified, where we refer to "notes" in this prospectus, we are referring collectively to both the old notes and the new notes.

Issuer	Coca-Cola HBC Finance B.V.
Guarantor	Coca-Cola Hellenic Bottling Company S.A.
Notes Offered	$500,000,000 aggregate principal amount of 5.125% notes due 2013, the "new 2013 notes", and $400,000,000 aggregate principal amount of 5.500% notes due 2015, the "new 2015 notes".
Guarantees
Full, unconditional and irrevocable guarantees of the principal, premium, if any, interest and additional amounts, if any, payable in respect of the notes, given by Coca-Cola Hellenic Bottling Company S.A.
Maturity	The new 2013 notes will mature on September 17, 2013 and the new 2015 notes will mature on September 17, 2015.
Interest Rate	5.125% per year for the new 2013 notes and 5.500% per year for the new 2015 notes.
Interest Payment Dates	March 17 and September 17 of each year, beginning March 17, 2004.
Denomination	The new notes will be issued in minimum denominations of $1,000 and integral multiples thereof.
Calculation of Interest	Interest will be calculated on the basis of 360-day year consisting of twelve 30-day months.
Reopening
We may from time to time without your consent "reopen" any series of new notes and create and issue further notes having the same terms and conditions as the outstanding notes of such series so that the further issue is consolidated and forms a single series with that series.
Optional Redemption
Each of us and Coca-Cola Hellenic Bottling Company S.A. may redeem some or all of any of the new 2013 and/or the new 2015 notes at any time and from time to time, at our option, at a redemption price equal to the greater of:
• 100% of the aggregate principal amount of the new notes being redeemed, plus accrued and unpaid interest to the date of redemption, or
•
the sum of the present values of the remaining scheduled payments of principal and interest in respect of the new notes being redeemed (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date, on a semi-annual basis, at the treasury rate plus 15 basis points with respect to the new 2013 notes, and at the treasury rate plus 20 basis points with respect to the new 2015 notes, in each case plus accrued and unpaid interest to the date of redemption.

See "Description of the New Notes and the Guarantees—Optional Redemption."
Ranking
The new notes will be unsecured debt and will rank equally with all of our other existing and future, unsecured debt and the guarantees will be unsecured debt and will rank equally with all other, existing and future, unsecured debt of Coca-Cola Hellenic Bottling Company S.A. The new notes will be effectively subordinated to any of our future secured debt to the extent of the assets securing that indebtedness, and the guarantees will be effectively subordinated to any of the future secured debt of Coca-Cola Hellenic Bottling Company S.A. to the extent of the assets securing that indebtedness. See "Description of the New Notes and of the Guarantees—Ranking."
Exchange Offer and Registration Rights	See "Exchange Offer and Registration Rights."
Certain Covenants	The indenture governing the new notes contains certain covenants relating to CCHBC, including covenants with respect to:
• limitations on certain mergers, consolidations and similar transactions, and
• a negative pledge.

These covenants are subject to a number of important qualifications and exceptions. For additional information, see "Description of the New Notes and the Guarantees—Mergers and Similar Events" and "—Negative Pledge."
Additional Amounts
All payments by us and Coca-Cola Hellenic Bottling Company S.A. in respect of the new notes, whether of principal, premium, if any, or interest, will be made without withholding or deduction for, or on account of, certain Dutch and Greek taxes, unless required by law, in which case, subject to specified exceptions and limitations, we and Coca-Cola Hellenic Bottling Company S.A. will pay additional amounts so that the net amount received by the holders of the new notes after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See "Description of the Notes and the Guarantees—Additional Amounts."
Optional Tax Redemption
In the event that, as a result of certain changes in law affecting Dutch or Greek withholding taxes, or as a result of a merger, consolidation, sale or lease of assets or similar transaction entered into by Coca-Cola Hellenic Bottling Company S.A., we or Coca-Cola Hellenic Bottling Company S.A. become obliged to pay additional amounts, the new notes will be redeemable, as a whole, but not in part, at our option or at the option of Coca-Cola Hellenic Bottling Company S.A. at any time at 100% of their principal amount plus accrued and unpaid interest, if any. See "Description of the New Notes and the Guarantees—Optional Tax Redemption."

Governing Law	The new notes and the guarantees will be governed by the laws of The State of New York.
Listing	We have applied to list the new notes on the Luxembourg Stock Exchange in accordance with its rules.
Trustee	The Bank of New York.
Form of New Notes
The new notes will be available in registered book-entry form only. The new notes offered in these exchange offers will be represented by global registered notes, which will be registered in the name of Cede & Co. as nominee for DTC for credit to accounts of direct or indirect participants in DTC, including Euroclear and Clearstream, Luxembourg.

SUMMARY FINANCIAL DATA

        The selected financial data set forth below as of and for each of the three year periods ended December 31, 2002, 2001 and 2000 have been derived from the audited consolidated financial statements and accompanying notes of Coca-Cola Hellenic Bottling Company S.A. prepared in accordance with accounting principles generally accepted in the United States, or "U.S. GAAP", which are included in Coca-Cola Hellenic Bottling Company S.A.'s Annual Report on Form 20-F for the year ended December 31, 2002. The Annual Report on Form 20-F is incorporated by reference in this prospectus. Selected financial data in accordance with U.S. GAAP has not been presented for the financial years ended December 31, 1999 and 1998 because, prior to registering its ordinary shares and American Depositary Shares, or ADSs, under the Exchange Act in 2002, Coca-Cola Hellenic Bottling Company S.A. did not prepare financial statements under U.S. GAAP and, as a result, such information cannot be provided without unreasonable effort and expense.

        The selected financial data set forth below as of and for each of the nine month periods ended September 26, 2003, and September 27, 2002 have been derived from the unaudited consolidated financial statements and accompanying notes of Coca-Cola Hellenic Bottling Company S.A. prepared in accordance with U.S. GAAP, which are included in Coca-Cola Hellenic Bottling Company S.A.'s Report on Form 6-K, furnished to the SEC on November 12, 2003, which is incorporated by reference in this prospectus.

        The interim results set forth below are not necessarily indicative of CCHBC's financial condition or results of operations to be expected as of and for the year ending December 31, 2003.

        The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the audited consolidated financial statements and the accompanying notes included in Coca-Cola Hellenic Bottling Company S.A.'s Annual Report on Form 20-F for the year ended December 31, 2002 and the unaudited consolidated financial statements and the accompanying notes for the nine month periods ended September 26, 2003 and September 27, 2002, included in its Report on Form 6-K furnished to the SEC on November 12, 2003.

        CCHBC defines cash operating profit, or "COP", as operating profit (loss) before deductions for depreciation (which deductions are included both in cost of goods sold and in selling, delivery and administrative expenses) and amortization of intangible assets. COP serves as an additional indicator of operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under U.S. GAAP. CCHBC believes that COP is useful to investors as a measure of operating performance because it reflects the underlying operating cash costs by eliminating depreciation and amortization of intangible assets. In addition, CCHBC believes that COP is a measure commonly used by analysts and investors in the bottling industry and that current shareholders and potential investors in CCHBC use multiples of COP in making investment decisions about CCHBC. Accordingly, CCHBC has disclosed this information to permit a more complete analysis of its operating performance. COP, as CCHBC calculates it, may not be comparable to similarly titled measures reported by other companies.

	As of and for the Year Ended			As of and for the Nine Months Ended
	December 31, 2002	December 31, 2001	December 31, 2000	September 26, 2003	September 27, 2002
				(unaudited)	(unaudited)
	(amounts in euro millions except for volume in millions, share data in units and per share data in euro)
Statement of Operations Data:
Net sales revenue	€3,839.4	€3,398.1	€1,987.9	€3,115.1	€3,022.6
Cost of goods sold	(2,366.4)	(2,083.9)	(1,264.7)	(1,867.1)	(1,815.9)
Gross profit	1,473.0	1,314.2	723.2	1,248.0	1,206.7
Selling, delivery and administrative expenses	(1,178.5)	(1,074.7)	(572.7)	(893.6)	(919.7)
Amortization of intangible assets	—	(77.8)	(29.4)	—	—
Operating profit	294.5	161.7	121.1	354.4	287.0
Cumulative effect of accounting change for SFAS No. 142, net of income taxes	(94.0)	—	—	—	(94.0)
Net income	€58.0	€52.2	€37.2	€217.9	€68.3

Cash Flow Financial Data:
Net cash provided by operating activities	350.8	406.0	229.5	363.3	253.7
Net cash used in investing activities	(471.8)	(303.2)	(497.4)	(265.6)	(299.3)
Net cash provided by financing activities	92.1	(102.8)	340.0	733.6	74.2
Reconciliation of Net Income (Loss) to Cash Operating Profit:
Net income	€58.0	€52.2	€37.2	€217.9	€68.3
Cumulative effect of accounting change for SFAS No. 142, net of income taxes	94.0	—	—	—	94.0
Minority interests	15.8	15.4	4.3	10.1	11.7
Share of (income) loss of equity method investees	(4.3)	1.6	11.4	(4.1)	(4.4)
Income tax expense	73.3	18.2	35.8	93.4	77.8
Other expenses	4.2	6.4	12.1	0.6	—
Other income	(16.8)	(9.4)	(5.2)	(9.3)	(9.8)
Gain on sale of investment	—	—	(24.7)	—	—
Interest expense	70.3	77.3	50.2	45.8	49.4

Operating profit	€294.5	€161.7	€121.1	€354.4	€287.0
Plus:
Amortization of intangible assets	€—	€77.8	€29.4	€—	€—
Depreciation of tangible assets	270.2	236.8	141.0	194.2	195.5

Cash operating profit (COP)	564.7	476.3	291.5	548.6	482.5

Share and Per Share Data:
Average ordinary shares outstanding	236,668,596	236,668,596	179,660,069	236,668,596	236,668,596
Net income per ordinary share: basic and diluted	€0.25	€0.22	€0.21	€0.92	€0.29
Cash dividends proposed per ordinary share(1)	€0.19	€0.18	€0.18	—	—

(1)
Proposed cash dividends were declared and paid in the subsequent year.

	As of and for the Year Ended			As of and for the Nine Months Ended
	December 31, 2002	December 31, 2001	December 31, 2000	September 26, 2003	September 27, 2002
				(unaudited)	(unaudited)
	(amounts in euro millions except for volume in millions, share data in units and per share data in euro)
Balance Sheet Data:
Franchise rights, net	€2,017.4	€2,108.5	€2,108.8	€1,961.4	€2,012.1
Share capital	73.4	71.0	69.5	73.4	73.4
Total assets	5,894.9	6,038.4	5,710.1	6,819.2	6,065.2
Net assets	2,713.2	2,787.2	2,670.7	2,765.2	2,731.3
Long-term debt, less current portion	950.9	1,184.2	1,107.2	1,756.2	1,184.2
Other Data:
Unit cases volume	1,256.2	1,043.4	610.2	1,033.6	962.4
Ratio of earnings to fixed charges	3.9	2.0	3.1	7.1	5.2
Cash operating profit (COP)	€564.7	€476.3	€291.5	€548.6	€482.5

        During the year ended December 31, 2002, CCHBC adopted SFAS No. 142 and ceased amortization of goodwill and other indefinite-lived intangible assets. Amortization of intangible assets for the year ended December 31, 2001 and 2000 was €77.8 million and €29.4 million, respectively.

RISK FACTORS

        In addition to the other information contained in this prospectus and the documents incorporated by reference in this prospectus, including, without limitation, the information under the caption "Risk Factors" in Coca-Cola Hellenic Bottling Company S.A.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2002, you should carefully consider the following factors in evaluating participation in either exchange offer described in this prospectus.

Risks Relating to the Exchange Offers

  You may have difficulty selling the old notes you do not exchange.

        If you do not exchange your old notes for new notes in the exchange offers, you will continue to be subject to the restrictions on transfer of your old notes as described in the legend on the global notes representing the old notes. There are restrictions on transfer of your old notes because we issued the old notes under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws or offered and sold under an exemption from, or in a transaction not subject to, these requirements. We do not intend to register any old notes and, upon consummation of the exchange offer relating to a series of notes, you will not be entitled to any rights to have your untendered old notes registered under the Securities Act. In addition, the trading market, if any, for the remaining old notes will be adversely affected depending on the extent to which old notes are tendered and accepted in the exchange offers.

  Broker-dealers may need to comply with the registration and prospectus delivery requirements of the Securities Act when dealing in the new notes.

        Any broker-dealer that (1) exchanges its old notes in the exchange offers for the purpose of participating in a distribution of the new notes or (2) resells new notes that were received by it for its own account in the exchange offers may be deemed to have received restricted securities and will be required to comply with the registration and prospectus delivery requirements of the Securities Act, including being named as a selling security holder, in connection with any resale transaction by that broker-dealer. Any profit on the resale of the new notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

  You may not receive new notes in the exchange offers if the exchange offer procedure is not followed.

        We will issue the new notes in exchange for your old notes only if you tender the old notes and deliver a properly completed and duly executed letter of transmittal and other required documents before expiration of the relevant exchange offer (or if you tender in accordance with the book-entry transfer procedures of DTC for this exchange offer). You should allow sufficient time to ensure timely delivery of the necessary documents. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange. If you are the beneficial holder of old notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offers, you should promptly contact the person in whose name your old notes are registered and instruct that person to tender on your behalf.

Risks in Relation to the New Notes

  There has not been a prior market for the new notes and the nature of any trading market that may develop may not be favorable.

        There is no active trading market for the new notes and this market may never develop. The new notes constitute a new class of securities with no established trading market. The old notes have been listed on the Luxembourg Stock Exchange. Application has also been made to list the new notes on the Luxembourg Stock Exchange. We cannot assure you that the prices at which the notes will sell in the market will not be lower than the initial offering price of the old notes or that an active trading market for the new notes will develop and continue. The representatives of the initial purchasers of the old notes advised us at the time of the offering of the old notes that they intended to make a market in the notes. However, they are not obligated to do so and any market-making activities with respect to the new notes may be discontinued at any time without notice. Accordingly, we cannot assure you as to the liquidity of the trading market for the new notes. Even if an active trading market for the new notes develops, they may trade at a discount following consummation of the exchange offers and/or from the initial offering price of the old notes. Factors that could cause the new notes to trade at a discount include:

  •
  an increase in prevailing interest rates,

  •
  a decline in CCHBC's credit worthiness,

  •
  currency volatility,

  •
  a weakness in the market for similar securities,

  •
  a decline in general economic conditions,

  •
  actual or anticipated fluctuations in CCHBC's operating results, and

  •
  CCHBC's perceived business prospects.

  Because the new notes and the guarantees are unsecured, your right to receive payments may be adversely affected.

        The new notes are unsecured. The new notes are not subordinated to any of our other debt obligations and, therefore, they will rank equally with all our other unsecured and unsubordinated indebtedness. Similarly, the guarantees of Coca-Cola Hellenic Bottling Company S.A. on the new notes will be unsecured. The guarantees are not subordinated to any other debt obligations of Coca-Cola Hellenic Bottling S.A. and, therefore, will rank equally with the other unsecured and unsubordinated indebtedness of Coca-Cola Hellenic Bottling Company S.A. See also "Description of the New Notes and the Guarantees". If we default on the new notes or Coca-Cola Hellenic Bottling Company S.A. defaults on the guarantees, or after bankruptcy, liquidation or reorganization, then, to the extent that we or Coca-Cola Hellenic Bottling Company S.A. has granted security over our respective assets, the assets that secure our or Coca-Cola Hellenic Bottling Company S.A.'s debts will be used to satisfy the obligations under that secured debt before we or Coca-Cola Hellenic Bottling Company S.A. can make payment on the new notes or guarantees, as applicable. There may only be limited assets available to make payments on the new notes or guarantees in the event of an acceleration of the new notes. If there is not enough collateral to satisfy the obligations of the secured debt then the remaining amounts on the secured debt would share equally with all unsubordinated unsecured indebtedness.

  Your rights as a holder of the new notes may be inferior to the rights of holders of debt securities issued under a different series pursuant to the indenture.

        The new notes are governed by a document called an indenture, which is described below under "Description of the New Notes and the Guarantees". We may issue as many distinct series of debt securities under the indenture as we wish. We may also issue a series of debt securities under the indenture that provides holders with covenants more favorable to the holders of those securities than the covenants granted to the holders of the notes.

  You may be unable to recover in civil proceedings for U.S. securities laws violations.

        We are a corporation organized under the laws of The Netherlands. All of our assets are located outside of the United States. All of our directors are residents of countries other than the United States. It may not be possible for you to effect service of process within the United States upon us or such persons with respect to matters arising under the federal securities laws of the United States or otherwise or to enforce against us or such persons judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by De Brauw Blackstone Westbroek N.V., our Dutch counsel, that, given the absence of an applicable convention between The Netherlands and the United States providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters, a judgment rendered by a U.S. court against us or our directors will not be recognized and enforced by the courts of The Netherlands. In order to obtain a judgment against us or our directors, you would have to file a claim against us or the aforementioned directors with a court of competent jurisdiction in The Netherlands and, in the course of those proceedings, you would be permitted to submit the judgment rendered by a U.S. court. If the Dutch court were to find that the jurisdiction of the U.S. court was based on grounds that are internationally acceptable and that proper legal procedures were observed, the Dutch court would, in principle, give effect to the final judgment of the U.S. court unless such judgment would contravene the public policy of The Netherlands.

        Coca-Cola Hellenic Bottling Company S.A. is a société anonyme incorporated in Greece. All of its assets are located outside the United States. The majority of its directors and officers are residents of countries other than the United States. It may not be possible for you to effect service of process within the United States upon Coca-Cola Hellenic Bottling Company S.A. or such persons with respect to matters arising under the federal securities laws of the United States, or to enforce against Coca-Cola Hellenic Bottling Company S.A. or such persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. Coca-Cola Hellenic Bottling Company S.A. has been advised by Kyriakides Georgopoulos, its Greek counsel, that there is uncertainty as to the enforceability in Greece of judgments of U.S. courts because such enforcement is subject to ascertainment by the Greek courts of a number of conditions, including that the foreign court has jurisdiction under Greek law and that the judgment is not contrary to good morals and public policy as determined by Greek courts. In addition, it is uncertain if a Greek court will apply the federal laws of the United States in any action brought before such court.

  Insolvency and administrative laws could adversely affect your ability to enforce your rights under the new notes.

        We are organized under the laws of The Netherlands and the guarantor is organized under the laws of Greece. Coca-Cola Hellenic Bottling Company S.A. primarily holds CCHBC's operating assets with respect to its Greek operations. The operating assets in the remaining 25 countries in which CCHBC operates are held by the local operating subsidiaries of Coca-Cola Hellenic Bottling Company S.A. In the event of a bankruptcy or insolvency event, proceedings could be initiated in The Netherlands or Greece, or in one or more other jurisdictions. Such multi-jurisdictional proceedings are likely to be complex and costly for creditors and otherwise may result in uncertainty and delay regarding the enforcement of your rights. In addition, applicable insolvency and administrative laws may not be as favorable to you as the equivalent U.S. insolvency and administrative laws. Your rights under the new notes will be subject to the insolvency and administrative laws of several jurisdictions and there can be no assurance that you will be able to effectively enforce your rights in such complex, multiple bankruptcy or insolvency proceedings and under the applicable insolvency laws.

COCA-COLA HBC FINANCE B.V.

        We are a wholly-owned indirect subsidiary of Coca-Cola Hellenic Bottling Company S.A. organized under the laws of The Netherlands with our corporate seat in Amsterdam. We were incorporated for the sole purpose of acting as a financing subsidiary for CCHBC through lending the proceeds of any of our borrowings to CCHBC. As of the date hereof, our authorized share capital is €90,000 divided into 900 ordinary shares of €100 each, of which 180 ordinary shares have been issued and paid-up. As at September 26, 2003, we had total debt outstanding of €1,700.0 million. In particular, as at September 26, 2003, we had outstanding indebtedness of €242.5 million under CCHBC's global commercial paper program and short-term borrowings of €172.3 million. Approximately €232.5 million of our indebtedness under CCHBC's global commercial paper program has since been repaid. As at the same date, we had an additional €508.1 million of indebtedness outstanding, which was attributable to €200.0 million bonds which matured on December 17, 2003 and €308.1 million bonds (€300.0 million par value) maturing in December 2004, both of which were issued in 2001 under CCHBC's €2.0 billion euro medium-term note program. We also had €777.1 million of indebtedness outstanding, which was attributable to the old notes, in particular €430.3 million notes ($500.0 million par value) maturing in September 2013 and €346.8 million notes ($400.0 million par value) maturing in September 2015, both of which were issued in September 2003. All of our outstanding indebtedness is fully guaranteed by Coca-Cola Hellenic Bottling Company S.A. The net proceeds of the offering of the old notes were classified as cash equivalents as at September 26, 2003, having been invested in the short-term money market before being used to finance the leveraged re-capitalization of Coca-Cola Hellenic Bottling Company S.A., that was substantially completed by December 5, 2003, to refinance certain outstanding debt of CCHBC in December 2003, including the repayment of the €200.0 million bonds which matured on December 17, 2003 and the repayment of €52.0 million of CCHBC's commercial paper and to fund the cash consideration of €64.0 million for the acquisition of Römerquelle GmbH that was completed on December 5, 2003. For additional information, see "Recent Developments", "Capitalization and Indebtedness of Coca-Cola Hellenic Bottling Company S.A." and "Use of Proceeds". We have transferred, through intercompany loans, substantially all of the proceeds from these borrowings to Coca-Cola Hellenic Bottling Company S.A. and other operating companies within CCHBC. We have no subsidiaries or employees.

        For additional information on the outstanding indebtedness and debt programs of CCHBC, you should read the audited consolidated financial statements and the accompanying notes of Coca-Cola Hellenic Bottling Company S.A. and Item 5, "Operating and Financial Review and Prospects", in particular "—Borrowings and funding sources", contained in its Annual Report on Form 20-F for the year ended December 31, 2002, as well as the unaudited consolidated financial statements and the accompanying notes of Coca-Cola Hellenic Bottling Company S.A. contained in its Report on Form 6-K furnished to the SEC on November 12, 2003, which are both incorporated by reference in this prospectus.

EXCHANGE RATES

        The table below shows the low, high, average and period-end noon buying rates for 2001 and 2002 in The City of New York for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York for dollars per €1.00. The rates for the years 1997 to 2000 have been derived by converting the noon buying rate for drachma into euro at the irrevocably fixed exchange rate of €1.00 = GRD340.75, at which Greece adopted the euro as its lawful currency as of January 1, 2001. The average is computed using the noon buying rate on the last business day of each month during the period indicated.

	Low	High	Average	End of period
Year ended December 31,
1998	0.81	0.97	0.88	0.83
1999	1.00	1.18	1.06	1.00
2000	0.83	1.03	0.94	0.92
2001	0.84	0.95	0.89	0.89
2002	0.86	1.05	0.95	1.05

        The table below shows the low, high, average and period-end noon buying rates in euro for dollars per €1.00 for each month during the six months prior to the date of this prospectus.

Month	Low	High	Average	End of period
June 2003	1.14	1.19	1.17	1.15
July 2003	1.12	1.16	1.14	1.12
August 2003	1.09	1.14	1.12	1.10
September 2003	1.08	1.17	1.13	1.17
October 2003	1.16	1.18	1.17	1.16
November 2003	1.14	1.20	1.17	1.20

        On December 12, 2003, the noon buying rate for euro was €1.00 = $1.23.

SELECTED FINANCIAL DATA

        The selected financial data set forth below as of and for each of the three year periods ended December 31, 2002, 2001 and 2000 have been derived from the audited consolidated financial statements and accompanying notes of Coca-Cola Hellenic Bottling Company S.A. prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, which are included in Coca-Cola Hellenic Bottling Company S.A.'s Annual Report on Form 20-F for the year ended December 31, 2002. The Annual Report on Form 20-F is incorporated by reference in this prospectus. Selected financial data in accordance with U.S. GAAP has not been presented for the financial years ended December 31, 1999 and 1998 because, prior to registering its ordinary shares and ADSs under the Exchange Act in 2002, Coca-Cola Hellenic Bottling Company S.A. did not prepare financial statements under U.S. GAAP and, as a result, such information cannot be provided without unreasonable effort and expense.

        The selected financial data set forth below as of and for each of the nine month periods ended September 26, 2003, and September 27, 2002 have been derived from the unaudited consolidated financial statements and accompanying notes of Coca-Cola Hellenic Bottling Company S.A. prepared in accordance with U.S. GAAP, which are included in Coca-Cola Hellenic Bottling Company S.A.'s Report on Form 6-K, furnished to the SEC on November 12, 2003, which is incorporated by reference in this prospectus.

        The interim results set forth below are not necessarily indicative of CCHBC's financial condition or results of operations to be expected as of and for the year ending December 31, 2003.

        The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the audited consolidated financial statements and the accompanying notes included in Coca-Cola Hellenic Bottling Company S.A.'s Annual Report on Form 20-F for the year ended December 31, 2002 and the unaudited consolidated financial statements and the accompanying notes for the nine month periods ended September 26, 2003 and September 27, 2002 included in its Report on Form 6-K furnished to the SEC on November 12, 2003.

        CCHBC defines cash operating profit, or "COP", as operating profit (loss) before deductions for depreciation (which deductions are included both in cost of goods sold and in selling, delivery and administrative expenses) and amortization of intangible assets. COP serves as an additional indicator of operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under U.S. GAAP. CCHBC believes that COP is useful to investors as a measure of operating performance because it reflects the underlying operating cash costs by eliminating depreciation and amortization of intangible assets. In addition, CCHBC believes that COP is a measure commonly used by analysts and investors in the bottling industry and that current shareholders and potential investors in CCHBC use multiples of COP in making investment decisions about CCHBC. Accordingly, CCHBC has disclosed this information to permit a more complete analysis of its operating performance. COP, as CCHBC calculates it, may not be comparable to similarly titled measures reported by other companies.

	As of and for the Year Ended			As of and for the Nine Months Ended
	December 31, 2002	December 31, 2001	December 31, 2000	September 26, 2003	September 26, 2002
				(unaudited)	(unaudited)
	(amounts in euro millions except for volume in millions, share data in units and per share data in euro)
Statement of Operations Data:
Net sales revenue	€3,839.4	€3,398.1	€1,987.9	€3,115.1	€3,022.6
Cost of goods sold	(2,366.4)	(2,083.9)	(1,264.7)	(1,867.1)	(1,815.9)
Gross profit	1,473.0	1,314.2	723.2	1,248.0	1,206.7
Selling, delivery and administrative expenses	(1,178.5)	(1,074.7)	(572.7)	(893.6)	(919.7)
Amortization of intangible assets	—	(77.8)	(29.4)	—	—
Operating profit	294.5	161.7	121.1	354.4	287.0
Cumulative effect of accounting change for SFAS No 142, net of income taxes	(94.0)	—	—	—	(94.0)
Net income (loss)	€58.0	€52.2	€37.2	€217.9	€68.3

Cash Flow Financial Data:
Net cash provided by operating activities	350.8	406.0	229.5	363.3	253.7
Net cash used in investing activities	(471.8)	(303.2)	(497.4)	(265.6)	(299.3)
Net cash (used in) provided by financing activities	92.1	(102.8)	340.0	733.6	74.2
Reconciliation of Net Income (Loss) to Cash Operating Profit:
Net income (loss)	€58.0	€52.2	€37.2	€217.9	€68.3
Cumulative effect of accounting change for SFAS No 142, net of income taxes	94.0	—	—	—	94.0
Minority interests	15.8	15.4	4.3	10.1	11.7
Share of (income) loss of equity method investees	(4.3)	1.6	11.4	(4.1)	(4.4)
Income tax expense	73.3	18.2	35.8	93.4	77.8
Other expenses	4.2	6.4	12.1	0.6	—
Other income	(16.8)	(9.4)	(5.2)	(9.3)	(9.8)
Gain on sale of investment	—	—	(24.7)	—	—
Interest expense	70.3	77.3	50.2	45.8	49.4

Operating profit	€294.5	€161.7	€121.1	€354.4	€287.0
Plus:
Amortization of intangible assets	€—	€77.8	€29.4	€—	€—
Depreciation of tangible assets	270.2	236.8	141.0	194.2	195.5

Cash operating profit (COP)	564.7	476.3	291.5	548.6	482.5

Share and Per Share Data:
Average ordinary shares outstanding	236,668,596	236,668,596	179,660,069	236,668,596	236,668,596
Net income (loss) per ordinary share: basic and diluted	€0.25	€0.22	€0.21	€0.92	€0.29
Cash dividends proposed per ordinary share(1)	€0.19	€0.18	€0.18	—	—

(1)
Proposed cash dividends were declared and paid in the subsequent year.

	As of and for the Year Ended			As of and for the Nine Months Ended
	December 31, 2002	December 31, 2001	December 31, 2000	September 26, 2003	September 26, 2002
				(unaudited)	(unaudited)
	(amounts in euro millions except for volume in millions, share data in units and per share data in euro)
Balance Sheet Data:
Franchise rights, net	€2,017.4	€2,108.5	€2,108.8	€1,961.4	€2,012.1
Share capital	73.4	71.0	69.5	73.4	73.4
Total assets	5,894.9	6,038.4	5,710.1	6,819.2	6,065.2
Net assets	2,713.2	2,787.2	2,670.7	2,765.2	2,731.3
Long-term debt, less current portion	950.9	1,184.2	1,107.2	1,756.2	1,184.2
Other Data:
Unit cases volume	1,256.2	1,043.4	610.2	1,033.6	962.4
Ratio of earnings to fixed charges	3.9	2.0	3.1	7.1	5.2
Cash operating profit (COP)	€564.7	€476.3	€291.5	€548.6	€482.5

        During the year ended December 31, 2002, CCHBC adopted SFAS No. 142 and ceased amortization of goodwill and other indefinite-lived intangible assets. Amortization of intangible assets for the year ended December 31, 2001 and 2000 was €77.8 million and €29.4 million, respectively.

RECENT DEVELOPMENTS

Nine months ended September 26, 2003 compared to nine months ended September 27, 2002

        The following table shows certain financial and non-financial data as well as the change in percentage terms from the nine months ended September 27, 2002 to the nine months ended September 27, 2003.

	Coca-Cola Hellenic Bottling Company S.A.
	September 26, 2003	September 27, 2002%
	(unaudited)	(unaudited)
	(euro in millions except unit case volume in millions)
Net sales revenue	3,115.1	3,022.6	3.1
Cost of goods sold	(1,867.1)	(1,815.9)	2.8

Gross profit	1,248.0	1,206.7	3.4
Selling, delivery and administrative expenses	(893.6)	(919.7)	(2.8)

Operating profit	354.4	287.0	23.5

Interest expense	(45.8)	(49.4)	(7.3)
Other income	9.3	9.8	(5.1)
Other expenses	(0.6)	—	N/A
Income tax expense	(93.4)	(77.8)	20.1
Share in income of equity method investees	4.1	4.4	(6.8)
Minority interests	(10.1)	(11.7)	(13.7)
Cumulative effect of accounting change for SFAS No. 142, net of income taxes	—	(94.0)	N/A

Net income	217.9	68.3	219.0%

COP	548.6	482.5	13.7
Unit case volume	1,033.6	962.4	7.4

        The following table shows certain financial and non-financial data expressed as a percentage of net sales revenue.

	Coca-Cola Hellenic Bottling Company S.A.
	September 26, 2003	September 27, 2002
	(unaudited)	(unaudited)
Net sales revenue	100.0	100.0
Cost of goods sold	(59.9)	(60.1)

Gross profit	40.1	39.9
Selling, delivery and administrative expenses	(28.7)	(30.4)

Operating profit	11.4	9.5

COP	17.6	16.0

        The following table shows certain financial and non-financial data for CCHBC's three business segments as well as the change in percentage terms from the nine months ended September 27, 2002 to the nine months ended September 26, 2003:

	Coca-Cola Hellenic Bottling Company S.A.
	September 26, 2003	September 27, 2002%
	(unaudited)	(unaudited)
	(euro in millions)
Established Countries:
Net sales revenue	1,704.3	1,633.0	4.4
COP	300.7	264.1	13.9
Operating profit	221.7	192.1	15.4
Developing Countries:
Net sales revenue	556.3	550.0	1.1
COP	88.1	82.0	7.4
Operating profit	41.6	32.8	26.8
Emerging Countries:
Net sales revenue	854.5	839.6	1.8
COP	159.8	136.4	17.2
Operating profit	91.1	62.1	46.7

        In the first nine months of 2003, CCHBC's sales volume increased by 7.4% over the first nine months of 2002. This increase was due to both acquisition and organic growth. CCHBC benefited from the first time contribution of Dorna Apemin S.A., that was acquired by CCHBC jointly with The Coca-Cola Company in December 2002 and Valser Mineralquellen AG, that was acquired by CCHBC jointly with The Coca-Cola Company in September 2002. In addition, sales volume in established countries, excluding the effect of the acquisition of Valser Mineralquellen AG, was strong, benefiting from exceptionally warm summer weather, especially in Italy, Austria and Switzerland. Italy achieved the most positive growth among the established countries, which in part reflected significant progress in its local market execution plan. CCHBC also experienced strong sales volume growth across its emerging countries, excluding the effect of the acquisition of Dorna Apemin S.A., and developing countries, particularly in Poland and, as a result of favorable weather conditions, strong promotional activities and new product launches, in Hungary. The sales volume growth of the emerging countries was partially mitigated by a sales volume decrease in Nigeria attributable to price increases implemented in February 2003, uncertainty surrounding the general elections, periodic fuel shortages and a national ten-day strike during July.

        The increase in net sales revenue of €92.5 million in the first nine months of 2003 compared to the first nine months of 2002 was primarily due to overall sales volume growth and secondarily due to a favorable shift in CCHBC's package and channel mix, particularly towards the more profitable single serve packages, partially offset by the weakness of selected local currencies, particularly those of Nigeria, Poland and Russia, against the euro. Our average costs of goods per unit case for the first nine months of 2003 decreased to €1.81 from €1.89 during the first nine months of 2002. This was largely driven by the strengthening of the euro against the dollar in several markets where the costs of certain raw materials are denominated in dollars, as well as continued focus on improving the supply chain and achieving cost reductions. The gross profit margin remained flat during the same periods with the improved package and channel mix, cost reduction and production efficiencies, offset by the negative impact of foreign currency movements.

        Selling, delivery and administrative expenses decreased by €26.1 million during the first nine months of 2003, as compared to the first nine months of 2002. The decrease was aided by improved selling and delivery cost management, particularly in Italy, and reducing administrative and overhead costs. In absolute terms, delivery costs increased over the same period reflecting increased sales volume and the first time contributions of Dorna Apemin S.A. and Valser Mineralquellen AG. CCHBC continues to invest strongly in its sales force and marketing programs while concentrating on reducing administrative expenses.

        The increase in operating profit of €67.4 million in the first nine months of 2003 from the first nine months of 2002 was due to sales volume growth, improved package and channel mix, cost reduction, production efficiencies, improved selling and delivery cost management and reduction of administrative and overhead expenses, as well as the first time contribution of Dorna Apemin S.A. and Valser Mineralquellen AG.

        The adoption of Financial Accounting Standards Board (FASB) Statement No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"), on January 1, 2002 required CCHBC to perform an initial impairment assessment on all goodwill and indefinite-lived intangible assets. For this purpose, CCHBC compared the fair value of trademarks and other intangible assets to current carrying value. Fair values were derived using discounted cash flow analyses, based on assumptions consistent with its internal planning. The impairment charge resulting from this impairment assessment was €94.0 million, net of deferred income tax benefits. The deferred income tax benefit related to the cumulative effect of this change was €25.0 million. The last impairment test was conducted at December 31, 2002 and did not indicate any impairment. For additional information, you should read note 3 to the consolidated financial statements contained in Coca-Cola Hellenic Bottling Company S.A.'s Annual Report on Form 20-F for the year ended December 31, 2002, which is incorporated by reference herein and note 5 to the unaudited consolidated financial statements for the nine month period ended September 26, 2003 included in the Report on Form 6-K furnished by Coca-Cola Hellenic Bottling Company S.A. to the SEC on November 12, 2003, which is also incorporated by reference in this prospectus.

        Net income increased by €149.6 million in the first nine months of 2003, as compared to the first nine months of 2002, mainly due to the recording of the impairment charge in the first nine months of 2002 following adoption of SFAS No. 142. The remainder of the net income increase was attributable to sales volume growth, improved package and channel mix, cost reduction, production efficiencies, improved selling and delivery cost management and reduction of administrative and overhead expenses, as well as the first time contribution of Dorna Apemin S.A. and Valser Mineralquellen AG.

        COP increased by 13.7% in the first nine months of 2003 compared to the first nine months of 2002 for the reasons discussed above.

Acquisition of Römerquelle GmbH

        On July 21, 2003, Coca-Cola Hellenic Bottling Company S.A. announced its intention to acquire the Austrian mineral water company Römerquelle GmbH. The acquisition, was successfully completed on December 5, 2003 for cash consideration of €64.0 million and the assumption of outstanding indebtedness. As of November 30, 2003, Römerquelle GmbH had €6.2 million of indebtedness outstanding. The acquisition involves production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle.

Extension of Bottlers' Agreements

        On August 19, 2003, Coca-Cola Hellenic Bottling Company S.A. announced that The Coca-Cola Company has granted an extension of the bottler's agreements between CCHBC and The Coca-Cola Company covering all 26 countries in which CCHBC operates. The new agreements, which will become effective on January 1, 2004, will have an initial term of ten years, lasting until December of 2013, with the option to request a further ten-year extension to 2023.

Extension of Shareholders' Agreement

        On August 19, 2003, Coca-Cola Hellenic Bottling Company S.A.'s two major shareholders, The Kar-Tess Group and The Coca-Cola Company, announced that they have agreed to extend their existing shareholders' agreement until December 2008. The shareholders' agreement provides, among other things, for restrictions on the sale of Coca-Cola Hellenic Bottling Company S.A.'s ordinary shares owned by The Kar-Tess Group and The Coca-Cola Company such that their combined shareholdings remain above 50%. For additional information on the shareholders' agreement, see Item 7, "Major Shareholders and Related Party Transactions" included in Coca-Cola Hellenic Bottling Company S.A.'s Annual Report on Form 20-F, which is incorporated by reference in this prospectus.

Appointment of New Managing Director

        On August 22, 2003, the board of directors of Coca-Cola Hellenic Bottling Company S.A. announced the appointment, effective immediately, of Doros Constantinou as CCHBC's new managing director following the resignation of Irial Finan. Mr. Constantinou was also appointed to the board of directors of Coca-Cola Hellenic Bottling Company S.A. at that time.

        Mr. Constantinou's most recent position was as managing director of Frigoglass S.A., one of the leading manufacturers of coolers worldwide with operations in 16 countries and a listing on the Athens Stock Exchange. For information on the relationship between CCHBC and Frigoglass S.A., see Item 7, "Major Shareholders and Related Party Agreements" of the Annual Report on Form 20-F for the year ended December 31, 2002, filed with SEC by Coca-Cola Hellenic Bottling Company S.A. and incorporated by reference in this prospectus. In 1985, Mr. Constantinou joined Hellenic Bottling Company S.A. where he held several senior financial positions. In 1996, he was appointed to the position of chief financial officer and remained in this position until August 2000, when he joined Frigoglass S.A. He was a key member of the management team that led the integration of Hellenic Bottling Company S.A. and Coca-Cola Beverages plc.

The Offering of the Old Notes

        On September 17, 2003 Coca-Cola Hellenic Bottling Company S.A. completed, through Coca-Cola HBC Finance B.V., the $900.0 million offering of the old notes by means of a private, in the United States, and offshore placement in an aggregate principal amount of $500.0 million due in 2013 and in an aggregate principal amount of $400.0 million due in 2015. The net proceeds of the offering were classified as cash equivalents, having been invested in the short-term money market before being used to finance the leveraged re-capitalization mentioned below, to refinance certain outstanding debt of CCHBC and to fund the acquisition of Römerquelle GmbH. For additional information, see "Coca-Cola HBC Finance B.V.", "Capitalization and Indebtedness of Coca-Cola Hellenic Bottling Company S.A." and "Use of Proceeds".

Acquisition of Multivita sp.z o.o.

        On October 2, 2003, Coca-Cola Hellenic Bottling Company S.A. and The Coca-Cola Company jointly acquired 100% of the shares of Multivita sp.z o.o., the Polish mineral water company owned by Mapex sp.z o.o. Total consideration for the acquisition was €21.0 million (excluding costs), of which Coca-Cola Hellenic Bottling Company S.A.'s share was €10.5 million.

Discussions for the Acquisition of Tsakiris S.A.

        On October 14, 2003, CCHBC announced that it is in discussions to acquire Tsakiris S.A., representing a brand in the Greek potato chip market with annual sales of approximately €6.0 million and an estimated market share of approximately 10%. Tsakiris S.A. is based in Greece and is a subsidiary of Plias S.A., a company listed on the Athens Stock Exchange. Plias S.A. is related to

CCHBC by way of some common shareholders. The acquisition is subject to normal due diligence, CCHBC board approval and completion of closing documentation. During 2002, CCHBC sold €12.2 million of finished goods to Plias S.A. and its subsidiaries and made contributions towards marketing activities of €0.8 million. At December 31, 2002, Plias S.A. and its subsidiaries owed €7.2 million to CCHBC.

Restructuring of Kar-Tess Holding S.A.

        Coca-Cola Hellenic Bottling Company S.A. has been informed by Kar-Tess Holding S.A., a member of The Kar-Tess Group, of a restructuring of its investment in Coca-Cola Hellenic Bottling Company S.A. that took place on November 18, 2003 and that was originally announced on August 19, 2003. As a result of this restructuring, 22,319,386 or approximately 9.4% of Coca-Cola Hellenic Bottling Company S.A.'s ordinary shares were transferred from Kar-Tess Holding S.A. to individuals and entities who are either current shareholders of Kar-Tess Holding S.A. or persons or entities to be nominated by them, none of whom has acquired more than 2.5% of the outstanding ordinary shares of Coca-Cola Hellenic Bottling Company S.A. All buyers and transferees have committed to a twelve-month lock-up effective as of the date of this restructuring transaction. Following completion of this restructuring, The Kar-Tess Group holds approximately 30.4% and The Coca-Cola Company holds approximately 24.0% of Coca-Cola Hellenic Bottling Company S.A.'s outstanding ordinary shares.

Leveraged Re-Capitalization

        On August 19, 2003, Coca-Cola Hellenic Bottling Company S.A. announced its intention to effect a leveraged re-capitalization with a view towards improving the efficiency of its capital structure. In connection with the leveraged re-capitalization, Coca-Cola Hellenic Bottling Company S.A. held an extraordinary general meeting on September 15, 2003, which approved a share capital increase through the capitalization of €518.3 million of additional paid-in capital (or an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share). This capital increase was approved by the Greek Ministry of Development on September 24, 2003 and consummated on October 1, 2003 with the payment of certain related taxes. On October 1, 2003, the board of directors of Coca-Cola Hellenic Bottling Company S.A. called a second extraordinary general meeting which took place on October 31, 2003 and which approved a share capital decrease of €473.3 million (or a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The capital decrease was approved by the Greek Ministry of Development on November 10, 2003 and the Athens Stock Exchange was duly notified at its board meeting of November 14, 2003. The capital return payment to shareholders began and was substantially completed on December 5, 2003. The leveraged re-capitalization resulted in a capital return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The capital return of €473.3 million and the payment of taxes and related expenses of €6.0 million were financed with the net proceeds from the offering of the old notes.

RATIO OF EARNINGS TO FIXED CHARGES OF
COCA-COLA HELLENIC BOTTLING COMPANY S.A.

        The following table sets out the consolidated ratios of earnings to fixed charges of Coca-Cola Hellenic Bottling Company S.A. for each of the fiscal years 2000 through 2002 and for the nine months ended September 26, 2003 and September 27, 2002.

	Nine Months Ended
			Year Ended December 31,
	September 26, 2003	September 27, 2002
			2002	2001	2000
Coca-Cola Hellenic Bottling Company S.A.	7.1	5.2	3.9	2.0	3.1

        The ratio of earnings to fixed charges of Coca-Cola Hellenic Bottling Company S.A. was computed by dividing the amount of its earnings by the amount of its fixed charges. For the purposes of calculating this ratio, fixed charges have been calculated by adding amortization of deferred financing costs, interest on bank loans and overdrafts, interest on other loans, interest on finance leases and one-third of rental expense on operating leases (representing that portion of rental expense deemed to be attributable to interest).

        Earnings were calculated by adding income before income taxes, fixed charges and income distributed by equity method investees minus minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

CAPITALIZATION AND INDEBTEDNESS OF
COCA-COLA HELLENIC BOTTLING COMPANY S.A.

        The following table, prepared in accordance with U.S. GAAP, sets forth the capitalization and indebtedness of Coca-Cola Hellenic Bottling Company S.A., on a consolidated basis, as of September 26, 2003:

  •
  On an actual basis, and

  •
  On an adjusted basis, after giving effect to the application of the net proceeds from the offering of the old notes as described in "Use of Proceeds".

        The exchange offers extended by this prospectus will not affect the capitalization and indebtedness of Coca-Cola Hellenic Bottling Company S.A. because the new notes being offered carry essentially identical terms to the old notes that will be exchanged.

        You should read the following table in conjunction with the information in this prospectus under "Coca-Cola HBC Finance B.V.", "Use of Proceeds" and "Selected Financial Data" and in conjunction with the audited consolidated financial statements and accompanying notes of Coca-Cola Hellenic Bottling Company S.A. and Item 5, "Operating and Financial Review and Prospects" contained in its Annual Report on Form 20-F for the year ended December 31, 2002, as well as the unaudited consolidated financial statements and accompanying notes of Coca-Cola Hellenic Bottling Company S.A. for the nine months ended September 26, 2003 contained in its Report on Form 6-K furnished to the SEC on November 12, 2003, which are both incorporated by reference in this prospectus.

	As of September 26, 2003
	Actual	Adjusted
	(unaudited)
	(euro in millions)
Short-term borrowings(1)	€298.4	€246.4
Current portion of long-term debt and capital lease obligations(2)	211.3	11.3
Long-term debt, less current portion(3)	1,756.2	1,756.2
Capital lease obligations, less current portion	31.0	31.0

Total debt(4)	€2,296.9	€2,044.9
Shareholders' equity: Ordinary shares, €0.31 (€0.50 as adjusted)(4)(5) par value per ordinary share: 236,668,596 ordinary shares authorized, issued and outstanding	73.4	118.3
Additional paid-in capital(5)	2,154.2	1,630.0
Deferred compensation	(0.5)	(0.5)
Retained earnings	478.1	478.1
Accumulated other comprehensive income	60.0	60.0

Total shareholders' equity(5)	2,765.2	2,285.9

Total capitalization(5)	€5,062.1	€4,330.8

(1)
Approximately €232.5 million of CCHBC's short-term borrowings under its global commercial paper program have since been repaid. Approximately €52.0 million of these repayments were funded out of the net proceeds of the $900.0 million bond offering described below.

(2)
Approximately €200.0 million bonds of CCHBC's current portion of long-term debt matured and was repaid on December 17, 2003, using a portion of equal amount from the net proceeds of the $900.0 million bond offering described below.

(3)
Approximately €50.0 million of CCHBC's bonds maturing on June 26, 2006 was purchased back on December 17, 2003.

(4)
On September 17, 2003 Coca-Cola Hellenic Bottling Company S.A. successfully completed, through Coca-Cola HBC Finance B.V., a $900.0 million bond offering by means of a private, in the United States, and offshore placement in an aggregate principal amount of $500.0 million due in 2013 and in an aggregate principal amount of $400.0 million due in 2015. The net proceeds of the offering were classified as cash equivalents, having been invested in the short-term money market before being used to finance the leveraged re-capitalization mentioned below, to refinance certain outstanding debt of CCHBC, as described above, and to fund the cash consideration of €64.0 million for the acquisition of Römerquelle GmbH that was completed on December 5, 2003.

(5)
On August 19, 2003, Coca-Cola Hellenic Bottling Company S.A. announced its intention to effect a leveraged re-capitalization with a view towards improving the efficiency of its capital structure. In connection with the leveraged re-capitalization, Coca-Cola Hellenic Bottling Company S.A. held an extraordinary general meeting on September 15, 2003, which approved a share capital increase through the capitalization of €518.3 million of additional paid-in capital (or an increase of the par value of ordinary shares from €0.31 to €2.50 per ordinary share). This capital increase was approved by the Greek Ministry of Development on September 24, 2003 and consummated on October 1, 2003 with the payment of certain related taxes. On October 1, 2003, the board of directors of Coca-Cola Hellenic Bottling Company S.A. called a second extraordinary general meeting which took place on October 31, 2003 and which approved a share capital decrease of €473.3 million (or a decrease of the par value of ordinary shares from €2.50 to €0.50 per ordinary share) and the return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The capital decrease was approved by the Greek Ministry of Development on November 10, 2003 and the Athens Stock Exchange was duly notified at its board meeting of November 14, 2003. The capital return payment to shareholders began and was substantially completed on December 5, 2003. The leveraged re-capitalization resulted in a capital return of €2.00 per ordinary share to all shareholders of Coca-Cola Hellenic Bottling Company S.A. The capital return of €473.3 million and the payment of taxes and related expenses of €6.0 million were financed with the net proceeds from the offering of the old notes.

        Other than as described above, there has been no material change to the capitalization and indebtedness of Coca-Cola Hellenic Bottling Company S.A. since September 26, 2003.

        The short-term and long-term debt of CCHBC is unsecured. Substantially all of the outstanding debt of CCHBC has been issued by us and another financing subsidiary of CCHBC, Coca-Cola HBC Finance plc, a company organized under the laws of England and Wales, and has been, in each case, guaranteed by Coca-Cola Hellenic Bottling Company S.A.

USE OF PROCEEDS

        Neither we nor Coca-Cola Hellenic Bottling Company S.A. will receive any proceeds from the exchange offers. In exchange for issuing the new notes as contemplated in this prospectus, we will receive old notes in like principal amount, the terms of which are essentially identical in all material respects to the new notes. The old notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase in our indebtedness. The net proceeds from the offering of the old notes were used to (i) to finance the leveraged re-capitalization of Coca-Cola Hellenic Bottling Company S.A. that was substantially completed by December 5, 2003, and is further described under "Recent Developments—Leveraged Recapitalization", in an amount of approximately €473.3 million, net of taxes and related expenses of €6.0 million, (ii) to repay approximately €52.0 million of CCHBC's short-term debt issued under its commercial paper program (total repayments of CCHBC's short-term debt under its global commercial paper program since September 26, 2003 have amounted to approximately €232.5 million, including the €52.0 million funded by the net-proceeds from the offering of the old notes) and approximately €200.0 million of CCHBC's current portion of long-term debt, which matured on December 17, 2003 and (iii) to fund the cash consideration of €64.0 million for the acquisition of Römerquelle GmbH that was completed on December 5, 2003. For additional information on these refinancings, see "Coca-Cola HBC Finance B.V." and "Capitalization and Indebtedness of Coca-Cola Hellenic Bottling Company S.A." and for additional information on the acquisition of Römerquelle GmbH, see "Recent Developments—Acquisition of Römerquelle GmbH". The approximately €52.0 million short-term debt that was repaid carried a weighted average interest rate of 2.15%. The short-term debt that was repaid was used for CCHBC's general corporate purposes, including the acquisition of Dorna Apemin S.A. and the buyout of substantially all of the minority interest in CCHBC's Swiss operating subsidiary, Coca-Cola Beverages AG. The approximately €200.0 million current portion of long-term debt that was repaid carried a weighted average interest rate of 2.35%. See also Item 5, "Operating and Financial Review and Prospects", in particular "—Borrowings and Funding Sources", included in Coca-Cola Hellenic Bottling Company S.A.'s Annual Report on Form 20-F, which is incorporated by reference in this prospectus. The approximately €473.3 million, net of taxes and related expenses of €6.0 million, of the net proceeds used to finance the leveraged re-capitalization of Coca-Cola Hellenic Bottling Company S.A. was distributed to the shareholders of Coca-Cola Hellenic Bottling Company S.A. as of December 5, 2003.

THE EXCHANGE OFFERS

        In this section, references to "we", "us" or "our" refer both to Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A.

Purpose and Effect of the Exchange Offers

        In connection with the sale of the old notes, we entered into a registration rights agreement with the initial purchasers of the old notes, dated September 17, 2003, by which we agreed to file and to use our reasonable best efforts to cause to be declared effective by the SEC a registration statement with respect to the exchange of the old notes for the new notes and to consummate the exchange offers. We are making the exchange offers to fulfill our contractual obligations under that agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. For additional information on the provisions of the registration rights agreement see also "Exchange Offer and Registration Rights Agreement".

        Pursuant to the exchange offers, we will issue the new notes in exchange for old notes. The terms of the new notes are identical in all material respects to those of the old notes, except that the new notes (1) have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the old notes, (2) will not have registration rights and (3) will not provide for any increase in the interest rate related to the obligation to register. See "Description of the New Notes and the Guarantees" and "Description of the Old Notes and the Guarantees" for more information on the terms of the respective notes and the differences between them.

        We are not making the exchange offers to, and will not accept tenders for exchange from, holders of old notes in any jurisdiction in which an exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. Unless the context requires otherwise, in this subsection, the term "holder" of a series with respect to an exchange offer means any person in whose name the old notes of such series are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by DTC who desires to deliver such old notes by book-entry transfer at DTC.

        We make no recommendation to the holders of old notes as to whether to tender or refrain from tendering all or any portion of their old notes pursuant to the exchange offers. In addition, no one has been authorized to make any such recommendation. Holders of old notes must make their own decision whether to tender pursuant to the exchange offers and, if so, the aggregate amount of old notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisers, if any, based on their own financial position and requirements.

Terms of the Exchange

        Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offers, we will accept for exchange old notes for new notes which are properly tendered at or before the expiration time for such notes and not withdrawn as permitted below. As of the date of this prospectus, $500,000,000 aggregate principal amount of 5.125% old notes due 2013 and $400,000,000 aggregate principal amount of 5.500% old notes due 2015 are outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about the date on the cover page of this prospectus to all holders of old notes known to us. Old notes tendered in the exchange offers must be in minimum denominations of $l,000 and any integral multiple of $l,000.

        Solely for reasons of administration, we have fixed the close of business on December 18, 2003 as the record date for the exchange offers for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. There will be no fixed record date for determining holders of the old notes entitled to participate in this exchange offer.

        The exchange offers are not conditioned upon any minimum number of old notes being tendered.

        Our acceptance of the tender of old notes by a tendering holder will form a binding agreement between the tendering holder and us upon the terms and subject to the conditions provided in this prospectus and in the accompanying letter of transmittal.

        Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offers, as described under "—Fees and Expenses".

        Application has been made to have the new notes listed on the Luxembourg Stock Exchange. In connection with the exchange offer:

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  we will give notice to a Luxembourg newspaper, which is expected to be the Luxemburger Wort, the announcement of the beginning of the exchange offers and, following completion of such offers, the results of such offers,

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  if certificated old notes are issued in exchange for the global old notes, we will appoint a Luxembourg exchange agent through which all relevant documents with respect to the exchange offer will be made available, and such Luxembourg exchange agent will be able to perform all agency functions to be performed by any exchange agent, including providing a letter of transmittal and other relevant documents to you, accepting such documents on our behalf, accepting certificated old notes, if any, for exchange, and delivering new certificated notes to holders entitled hereto.

Expiration, Extension and Amendment

        The expiration time of the exchange offers is 5:00 p.m., New York City time, on January 29, 2004. However, we may, in our sole discretion, extend the period of time for which any of the exchange offers is open and set a later expiration date for such offer. The term "expiration time" as used in this prospectus means the latest time and date to which we extend the exchange offer with respect to a series. If we decide to extend the exchange offer period with respect to a series, we will then delay acceptance of any old notes by giving oral or written notice of an extension to the holders of old notes of such series, as described below. During any extension period, all old notes previously tendered will remain subject to such exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offers.

        Our obligation to accept old notes for exchange in the exchange offers is subject to the conditions described below under "—Conditions to the Exchange Offers." We may decide to waive any of the conditions in our discretion. Furthermore, we reserve the right to amend or terminate any of the exchange offers, and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under the same heading. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. If we materially change the terms of an exchange offer, we will resolicit tenders of the old notes of the series to which such exchange offer applies, file a post-effective amendment to the Form F-4 registration statement and this prospectus and provide notice to you. If the change is made less than five business days before the expiration of an exchange offer, we will extend the offer so affected so that the holders have at least five business days to tender or withdraw. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration time for a series.

        Neither the indenture governing the old notes and the new notes, nor Dutch or Greek corporate law provide you with any appraisal or dissenters' rights or any other specific right to seek monetary damages in court as a result of the exchange offer. We intend to conduct the exchange offer in accordance with the registration rights agreement and the applicable requirements of the Exchange Act and the rules and regulations of the SEC related to these offers.

Procedures for Tendering

  Valid Tender

        Except as described below, a tendering holder must, prior to the expiration time with respect to a series, transmit to The Bank of New York, the exchange agent, at the address listed under the heading "—Exchange Agent":

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  a properly completed and duly executed letter of transmittal including all other documents required by the letter of transmittal, or

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  if old notes are tendered in accordance with the book-entry procedures listed below, an agent's message.

        In addition you must

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  deliver certificates, if any, for the old notes of a series to the exchange agent at or before the expiration time for that series, or

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  deliver a timely confirmation of book-entry transfer of the old notes into the exchange agent's account at DTC, the book-entry transfer facility, along with the letter of transmittal or an agent's message, or

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  comply with the guaranteed delivery procedures described below.

        The term "agent's message" means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this holder.

        If the letter of transmittal is signed by a person other than the registered holder of old notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution. The old notes must be endorsed or accompanied by appropriate powers of attorney. In either case, the old notes must be signed exactly as the name of any registered holder appears on the old notes.

        If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

        By tendering, each holder will represent to us that, among other things, it is not an "affiliate" of ours within the meaning of Rule 405 of the Securities Act, the new notes are being acquired in the ordinary course of business of the person receiving the new notes, whether or not that person is the holder, and neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the new notes. In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in and does not intend to engage in a distribution of the new notes.

        The method of delivery of old notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal, any other documents required by the transmittal letter or old notes to us.

        If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC's book-entry transfer facility system may make book-entry delivery of the old notes by causing DTC to transfer the old notes into the exchange agent's account.

  Signature Guarantees

        Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed, unless the old notes surrendered for exchange are tendered:

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  by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal, or

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  for the account of an "eligible institution."

        If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an "eligible institution." An "eligible institution" is an "eligible guarantor institution" meeting the requirements of the registrar for the notes, which requirements include membership or participation in the Security Transfer Agent Medallion Program, or STAMP, or such other "signature guarantee program" as may be determined by the registrar for the notes in addition to, or in substitution for, STAMP, all in accordance with the Exchange Act.

  Book-Entry Transfer

        The exchange agent will make a request to establish an account for each series of old notes at DTC for purposes of the exchange offers within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's systems must make book-entry delivery of old notes by causing DTC to transfer those old notes into the exchange agent's account at DTC in accordance with DTC's procedure for transfer. The participant should transmit its acceptance to DTC at or prior to the expiration time for the series of notes being tendered or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book-entry transfer of the tendered old notes into the exchange agent's account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent's message confirming that DTC has received an express acknowledgment from this participant that this participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant.

        Delivery of new notes issued in the exchange offers may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent's message, with any required signature guarantees and any other required documents, must:

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  be transmitted to and received by the exchange agent at the address listed under "—Exchange Agent" at or prior to the expiration time relating to a series, or

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  comply with the guaranteed delivery procedures described below.

        Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the exchange agent.

  Guaranteed Delivery

        If a registered holder of old notes desires to tender the old notes, and the old notes are not immediately available, or time will not permit the holder's old notes or other required documents to reach the exchange agent before the expiration time for a series, or the procedure for book-entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be made if:

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  the tender is made through an eligible institution,

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  prior to the expiration time for such series, the exchange agent received from an eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery:

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  stating the name and address of the holder of old notes and the amount of old notes tendered,

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  stating that the tender is being made, and

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  guaranteeing that within three businesses days after the expiration time for such series, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent's message, and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

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  the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal (or a facsimile thereof), with any required signature guarantees, or an agent's message, and all other documents required by the letter of transmittal, are received by the exchange agent within three business days after the expiration time for such series.

  Determination of Validity

        We will determine in our sole discretion all questions as to the validity, form and eligibility of old notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding. We reserve the right to reject any particular old note not properly tendered or of which our acceptance might, in our judgment or our counsel's judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offers as to any particular old note either before or after the applicable expiration time, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offers as to any particular old note (whether or not similar conditions or irregularities are waived in the case of other holders) either before or after the applicable expiration time, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. No tender of old notes will be deemed to have been validly made until all irregularities with respect to such tender have been cured or waived. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within a reasonable period of time.

        Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of old notes. Moreover, neither we, the exchange agent nor any other person will incur any liability for failing to give notification of any defect or irregularity.

Acceptance of Old Notes for Exchange; Issuance of New Notes

        Upon the terms and subject to the conditions of the exchange offer relating to a series of notes, we will accept, promptly after the expiration time for such series, all old notes of such series properly tendered. We will issue the new notes promptly after acceptance of the old notes. For purposes of an exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice.

        In all cases, issuance of new notes for old notes will be made only after timely receipt by the exchange agent of:

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  certificates for the old notes, or a timely book-entry confirmation of the old notes, into the exchange agent's account at the book-entry transfer facility,

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  a properly completed and duly executed letter of transmittal or an agent's message,

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  and all other required documents.

        Unaccepted or non-exchanged old notes will be returned without expense to the tendering holder of the old notes. In the case of old notes tendered by book-entry transfer in accordance with the book-entry procedures described above, the non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the applicable exchange offer. For each old note accepted for exchange, the holder of the old note will receive a new note having a principal amount equal to that of the surrendered old note.

Interest Payments on the New Notes

        The new notes will bear interest from the most recent date to which interest has been paid on the old notes for which they were exchanged or from the closing date of the old notes if no payment of interest under the old notes has yet occurred. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the completion of the exchange offers will receive interest accruing from the most recent date to which interest has been paid for that series or from the closing date of the old notes, as applicable. Old notes accepted for exchange will cease to accrue interest from and after the date of completion of such exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date the record date for which occurs on or after completion of the applicable exchange offer and will be deemed to have waived their rights to receive the accrued interest on the old notes.

Withdrawal Rights

        Tenders of old notes of a series may be withdrawn at any time before the expiration time with respect to that series.

        For a withdrawal to be effective with respect to old notes of a series, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, indicated under "—Exchange Agent" before the expiration time with respect to that series. Any notice of withdrawal must:

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  specify the name of the person, referred to as the depositor, having tendered the old notes to be withdrawn,

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  identify the old notes to be withdrawn, including the name of the series and certificate number or numbers and principal amount of the old notes,

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  contain a statement that the holder is withdrawing its election to have the old notes exchanged,

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  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the old notes register the transfer of the old notes in the name of the person withdrawing the tender, and

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  specify the name in which the old notes are registered, if different from that of the depositor.

        If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of these certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution, unless this holder is an eligible institution.

        If old notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes.

        Any old notes properly withdrawn will be deemed not to have been validly tendered for exchange. New notes will not be issued in exchange unless the old notes so withdrawn are validly re-tendered. Properly withdrawn old notes of a series may be re-tendered by following the procedures described under "—Procedures for Tendering" above at any time at or before the expiration time with respect to that series.

        We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

Conditions to the Exchange Offers

        Notwithstanding any other provisions of the exchange offers, or any extension of any exchange offer, we will not be required to accept for exchange, or to exchange, any old notes for any new notes, and, as described below, may terminate an exchange offer with respect to any series, whether or not any old notes have been accepted for exchange, or may waive any conditions to or amend the exchange offer, if any of the following conditions has occurred or exists:

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  there shall occur a change in the current interpretation by the staff of the SEC which permits the new notes issued pursuant to such exchange offer in exchange for old notes to be offered for resale, resold and otherwise transferred by the holders (other than broker-dealers and any holder which is an affiliate) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such new notes are acquired in the ordinary course of such holders' business and such holders have no arrangement or understanding with any person to participate in the distribution of the new notes,

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  any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with such exchange offer,

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  any law, statute, rule or regulation shall have been adopted or enacted which, in our judgment would reasonably be expected to impair our ability to proceed with such exchange offer, or

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  a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement of which this prospectus is a part or proceedings shall have been initiated or, to our knowledge, threatened for that purpose or any governmental approval has not been obtained, which approval we shall, in our sole discretion, deem necessary for the consummation of such exchange offer.

        If we determine in our judgment that any of the conditions are not satisfied, we may:

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  refuse to accept any old notes and return all tendered old notes to the tendering holders,

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  extend the exchange offer and retain all old notes tendered before the expiration of the exchange offer, subject, however, to the rights of the holders to withdraw these old notes, or

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  waive unsatisfied conditions with respect to the exchange offer and accept all properly tendered old notes that have not been withdrawn. If this waiver constitutes a material change to the exchange offer, we will disclose this by means of a prospectus supplement that will be distributed to the registered holders.

Resales of New Notes

        Based on interpretations by the staff of the SEC, as described in no-action letters issued to third parties, we believe that new notes issued in the exchange offers in exchange for old notes may be offered for resale, resold or otherwise transferred by holders of the old notes without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

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  the new notes are acquired in the ordinary course of the holders' business,

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  the holders are not broker-dealers tendering notes acquired directly from us,

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  the holders have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the new notes, and

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  the holders are not "affiliates" of ours within the meaning of Rule 405 under the Securities Act.

        However, the SEC has not considered the exchange offers described in this prospectus in the context of a noaction letter. We cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offers as in the other circumstances. Each holder who wishes to exchange old notes for new notes will be required to represent that it meets the above four requirements.

        Any holder who is an affiliate of ours or who intends to participate in any exchange offer for the purpose of distributing (within the meaning of the Securities Act) new notes or any broker-dealer who purchased old notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act:

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  will not be permitted or entitled to tender in the exchange offers the old notes held by such holder, and

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  cannot rely on the applicable interpretations of the staff of the SEC mentioned above, and

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  must comply with the registration and prospectus delivery requirements of the Securities Act, including being named as a selling security holder, in connection with any resale transaction.

        Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that the old notes were acquired by it as a result of market making activities or other trading activities and agree that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a brokerdealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution" below.

Exchange Agent

        The Bank of New York has been appointed as the exchange agent for the exchange offers. All executed letters of transmittal and any other required documents should be directed to the exchange agent at the address or facsimile number set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

THE BANK OF NEW YORK
AS EXCHANGE AGENT

BY FACSIMILE FOR ELIGIBLE INSTITUTIONS: (44) 20 7964 6399 Attention: Ms. Alison Mitchell CONFIRM BY TELEPHONE: (44) 20 7964 6402	BY MAIL/OVERNIGHT COURIER/HAND: The Bank of New York Corporate Trust Administration One Canada Square London E14 5AL United Kingdom Attention: Ms. Alison Mitchell

        Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

        We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offers. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of old notes, and in handling or tendering for their customers. We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offers.

        Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes on the exchange. If, however, new notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offers, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

Voluntary Participation

        Participation in the exchange offers is voluntary and holders of old notes should carefully consider whether to accept the terms and conditions of the relevant offer. Holders of the old notes are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the exchange offers.

Consequences of Failure to Exchange

        Holders of old notes who are eligible to participate in the exchange offers but who do not tender their old notes will not have any further registration rights with respect to the old notes, and their old notes will continue to be subject to restrictions on transfer. Accordingly, these old notes may be resold only:

  •
  so long as the old notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person whom the seller reasonably believes is a "qualified institutional buyer" within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A,

  •
  in accordance with Rule 144 under the Securities Act,

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  outside the United States to a foreign person in accordance with the requirements of Regulation S under the Securities Act,

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  pursuant to a transaction in accordance with any other available exemption from the registration requirements of the Securities Act,

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  pursuant to an effective registration statement under the Securities Act.

        in each case in accordance with all other applicable securities laws.

Accounting Treatment

        We will record the new notes at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. The expenses of the exchange offers will be amortized over the term of the new notes.

Regulatory Matters

        There are no federal or state regulatory requirements with which we must comply or approvals which we must obtain in connection with the exchange offers.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

DESCRIPTION OF THE NEW NOTES AND THE GUARANTEES

General

        As required by U.S. federal law for all bonds and notes of companies that are publicly offered, the new notes are governed by a contract among us, Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York, as trustee, called an indenture. This section summarizes the material provisions of the indenture, the new 2013 notes, the new 2015 notes and the related guarantees. Unless otherwise specified, references in this section to the "notes" mean either or both series of the old notes and the new notes, collectively. We include references in parentheses to some sections of the indenture.

        The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture is an exhibit to our registration statement. See "Incorporation of Certain Documents by Reference" for information on how to obtain a copy.

        The indenture, notes and guarantees are governed by New York law.

        The new 2013 notes will be issued in an aggregate principal amount up to $500,000,000 and will mature on September 17, 2013. The new 2015 notes will be issued in an aggregate principal amount up to $400,000,000 and will mature on September 17, 2015. The new 2013 notes will bear interest at 5.125% and the new 2015 notes will bear interest at 5.500%, in each case payable semi-annually on March 17 and September 17 of each year, commencing March 17, 2004. The old notes were originally offered in two separate series. The old 2013 notes were issued in an aggregate principal amount of $500,000,000 maturing on September 17, 2003, and the old 2015 notes were issued in an aggregate principal amount of $400,000,000 maturing on September 17, 2015. Old notes and new notes bearing the same maturity constitute a single series under the indenture.

        Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months and will be paid to the person shown on the register kept by the registrar at the close of business on March 1 and September 1 of each year commencing March 1, 2004. If any interest payment date or maturity would otherwise be a day that is not a business day, the related payment of principal and/or interest will be made on the next succeeding business day as if it were made on the date the payment was due, and no interest will accrue on the amounts so payable for the period from and after the interest payment date or the maturity, as the case may be, to the next succeeding business day. A business day means a day other than a Saturday, Sunday or other day on which banking institutions in New York, New York, or Amsterdam, the Netherlands, or Athens, Greece or, so long as the notes are listed on the Luxembourg Stock Exchange, in Luxembourg, Luxembourg, are authorized or obligated by law, regulation or executive order to close. The notes will not be subject to any sinking fund.

        The notes will be available in registered book-entry form only and will be represented by global registered notes, which will be registered in the name of Cede & Co. as nominee for DTC for credit to accounts of direct or indirect participants in DTC, including Euroclear and Clearstream, Luxembourg. Book-entry interests in the notes will be issued in minimum denominations of $1,000 and in integral multiples of $1,000. Payment of principal of and interest on the notes, so long as the notes are represented by global securities, as discussed below, will be made in immediately available funds. Beneficial interests in the global securities will trade in the same-day funds settlement system of DTC, and secondary market trading activity in such interests will therefore settle in sameday funds. See "—Legal Ownership" and "Clearance and Settlement" below.

        The indenture requires that certain actions by the holders of a series of notes, including acceleration following an event of default, as described below, must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding notes of such series. Accordingly, all references in this prospectus to specified percentages in aggregate principal amount of the outstanding notes of a particular series will be deemed to mean the percentages in aggregate principal amount of the notes of such series then outstanding.

        The indenture does not contain any provision that would limit our ability or the ability of Coca-Cola Hellenic Bottling Company S.A. to incur indebtedness or to substantially reduce or eliminate our or the Coca-Cola Hellenic Bottling Company S.A.'s assets or that would afford the holders of the notes protection in the event of a decline in our or the Coca-Cola Hellenic Bottling Company S.A.'s credit quality or a takeover, recapitalization or highly leveraged buyout or similar transaction involving us or Coca-Cola Hellenic Bottling Company S.A. In addition, subject to the limitations set forth under "—Mergers and Similar Events," we and Coca-Cola Hellenic Bottling Company S.A. may, in the future, enter into certain transactions, including the sale of all or substantially all of our respective assets or the merger or consolidation of us or Coca-Cola Hellenic Bottling Company S.A., that could increase the amount of our or Coca-Cola Hellenic Bottling Company S.A.'s indebtedness or substantially reduce or eliminate our or the Coca-Cola Hellenic Bottling Company S.A.'s assets, which may have an adverse effect on our or Coca-Cola Hellenic Bottling Company S.A.'s, as the case may be, ability to service indebtedness, including the notes and the guarantees.

        In the event that, as a result of certain changes in law affecting Dutch or Greek withholding taxes, or as a result of a merger, consolidation, sale or lease of assets or similar transaction entered into by Coca-Cola Hellenic Bottling Company S.A., we or Coca-Cola Hellenic Bottling Company S.A. would become obliged to pay Additional Amounts, the notes will be redeemable, in whole but not in part, at our option or at the option of Coca-Cola Hellenic Bottling Company S.A., at any time at 100% of their principal amount plus accrued and unpaid interest, if any. See "—Optional Tax Redemption" below.

The Guarantees

        Coca-Cola Hellenic Bottling Company S.A. will fully, unconditionally and irrevocably guarantee the due and punctual payment of the principal and of premium, if any, interest and any Additional Amounts on the notes, when and as any such payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise.

Ranking

        The notes will be unsecured, unsubordinated indebtedness of Coca-Cola HBC Finance B.V. The notes will rank equally without any preference among themselves and with all of our other, present and future, unsecured and unsubordinated indebtedness, other than any obligations preferred by statute or by operation of law.

        The guarantees of the notes will be unsecured, unsubordinated obligations of Coca-Cola Hellenic Bottling Company S.A. The guarantees will rank equally without any preference among themselves and with all other, present and future, unsecured and unsubordinated indebtedness of Coca-Cola Hellenic Bottling Company S.A., other than any obligations preferred by statute or by operation of law. The guarantees will also be effectively subordinated to all indebtedness, both secured and unsecured, of the subsidiaries of Coca-Cola Hellenic Bottling Company S.A. At September 26, 2003, the only subsidiary of Coca-Cola Hellenic Bottling Company S.A., other than Coca-Cola HBC Finance B.V., with outstanding indebtedness to parties outside the Coca-Cola Hellenic Bottling Company S.A.'s consolidated group was Coca-Cola HBC Finance plc. See also "Capitalization and Indebtedness of Coca-Cola Hellenic Bottling Company S.A."

        The notes will be effectively subordinated to all of our future secured indebtedness to the extent of the assets securing that indebtedness, and the guarantees will be effectively subordinated to all of Coca-Cola Hellenic Bottling Company S.A.'s future secured indebtedness to the extent of the assets securing that indebtedness. At September 26, 2003, neither we nor Coca-Cola Hellenic Bottling Company S.A. had outstanding any material principal amount of secured indebtedness.

Reopening

        We may issue as many distinct series of debt securities under the indenture as we wish. We may also from time to time without your consent "reopen" each series of notes and create and issue further notes having the same terms and conditions as the outstanding notes of that series so that the further issue is consolidated and forms a single series with that series. (Section 301)

Legal Ownership

  General

        Except as set forth below, the notes will be issued:

  •
  in registered, global form,

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  in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000, and

  •
  without interest coupons.

        The notes initially will be represented by two or more notes in global form. The new global notes will be deposited upon issuance with the trustee as custodian for DTC and registered in the name Cede & Co. as nominee for DTC, in each case for credit to an account of a direct or indirect participant in DTC, as described below.

        Except as set forth below, the global notes may be transferred, in whole and not in part, only to a person indicated by an authorized representative of DTC. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "—Additional Mechanics—Exchange of Global Notes for Certificated Notes."

        Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream, Luxembourg), which may change from time to time. See "Clearance and Settlement".

  Street Name and Other Indirect Holders

        Investors who hold the notes offered hereby in accounts at banks or brokers will generally not be recognized by us as legal holders of the notes. Holding securities in accounts at banks or brokers is holding in street name. When we refer to the holders of the notes in this section, we mean only the actual, legal and record holder of those notes. We would recognize only the bank or broker, or the financial institution the bank or broker uses to hold the notes, (while the notes are in global form that financial institution would be DTC or its nominee), as the registered holder of the notes. These intermediary banks, brokers and other financial institutions will pass along principal, interest and other payments on the notes, either because they agree to do so in their customer agreements or because they are legally required to do so. If you intend to hold the notes in street name, you should check with your own institution to find out:

  •
  how it handles payments and notices with respect to the notes,

  •
  whether it imposes fees or charges,

  •
  how it would handle voting if it were ever required,

  •
  in the event that the notes are exchanged for notes in certificated form, whether and how you can instruct it to send your notes, registered in your own name so you can be a direct holder as described below, and

  •
  how it would pursue rights under the notes if there were a default or other event triggering the need for holders to act to protect their interests.

  Direct Holders

        Our obligations and the obligations of Coca-Cola Hellenic Bottling Company S.A., as well as the obligations of the trustee and those of any third parties employed by us, Coca-Cola Hellenic Bottling Company S.A. or the trustee, run only to persons who are registered as holders of the notes. As noted above, we do not have obligations to you because the notes are issued in the form of global notes, as described above. For example, once we make payment to DTC or its nominee, as the registered holder, we have no further responsibility for the payment even if that holder or its participants are legally required to pass the payment along to you as a customer but does not do so.

  What is a Global Security?

        A global security is a special type of indirectly held security, as described above under "—Legal Ownership—Street Name and Other Indirect Holders". We have chosen to issue the notes in the form of global securities and, consequently, the ultimate beneficial owners can only be indirect holders. We require that the notes included in the global note not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global note is DTC. Any person wishing to own a note must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with DTC.

  Special Investor Considerations for Global Securities

        As an indirect holder, an investor's rights relating to the global notes will be governed by the account rules of the investor's financial institution and of the depositary, DTC, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of the notes and instead deal only with DTC that will hold the global notes.

        You should be aware that:

  •
  You cannot get the notes registered in your own name.

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  You cannot receive physical certificates for your interest in the notes.

  •
  You will be a street name holder and must look to your own bank or broker for payments on the notes and protection of your legal rights relating to the notes, as explained earlier under "—Legal Ownership—Street Name and Other Indirect Holders" and "—Legal Ownership—Direct Holders".

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  You may not be able to sell interests in the notes to some insurance companies and other institutions that are required by law to own their debt securities in the form of physical certificates.

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  DTC's policies will govern payments, transfers, exchange and other matters relating to your interest in the global notes. We and the trustee have no responsibility for any aspect of DTC's actions or for its records of ownership interests in the global notes. We and the trustee also do not supervise DTC in any way.

  •
  DTC will require that interests in the global notes be purchased or sold within its system using same-day funds.

        Street name and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the notes or request a waiver.

        In the remainder of this description "you" means direct holders and not street name or other indirect holders of the notes. Indirect holders should read the subsections entitled "—Legal Ownership—Street Name and Other Indirect Holders" and "—Legal Ownership—Direct Holders".

Overview of Remainder of This Description

        The remainder of this description summarizes:

  •
  Additional mechanics relevant to the notes under normal circumstances, such as how you transfer ownership and where we make payments.

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  Our and Coca-Cola Hellenic Bottling Company S.A.'s relationship with the trustee.

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  Our and Coca-Cola Hellenic Bottling Company S.A.'s ability to redeem the notes at our option.

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  Your rights under several special situations, such as if we or Coca-Cola Hellenic Bottling Company S.A. merge with another company.

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  Your rights to receive payment of additional amounts due to changes in applicable tax withholding or deduction requirements.

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  Our and Coca-Cola Hellenic Bottling Company S.A.'s ability to redeem the notes due to changes in applicable tax withholding or deduction requirements.

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  A negative pledge contained in the indenture that restricts our ability and the ability of Coca-Cola Hellenic Bottling Company S.A. and certain of its subsidiaries to incur liens over certain kinds of assets.

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  Our and Coca-Cola Hellenic Bottling Company S.A.'s ability to release ourselves from certain obligations on the notes.

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  Your rights if we or Coca-Cola Hellenic Bottling Company S.A. default or experience other financial difficulties.

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  How the terms of the indenture and the notes may be modified or waived.

Additional Mechanics

  Exchange of Global Notes for Certificated Notes

        In a few special situations, the global notes will terminate and interests in them will be exchanged for physical certificates representing the notes. After that exchange, the choice of whether to hold the notes directly or in street name will be up to the investor, subject to certain matters in the discretion of DTC, as described below. Investors must consult their own bank or brokers to find out how to have their interests in the notes transferred to their own name so that they will be direct holders. The rights of street name investors and direct holders in the notes have been previously described above under "—Legal Ownership—Street Name and Other Indirect Holders", "—Legal Ownership—Direct Holders", "—Legal Ownership—What Is a Global Security?" and "—Legal Ownership—Special Investor Considerations for Global Securities".

        The special situations for termination of the global notes are:

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  When DTC notifies us or Coca-Cola Hellenic Bottling Company, S.A. that it is unwilling, unable or no longer qualified to continue as depositary.

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  When an event of default on the notes has occurred and has not been cured. Defaults are discussed below under "—Default and Related Matters—Events of Default".

        We may also decide to discontinue use of the system of book-entry transfers through the DTC or a successor securities depositary. (Section 306) In all cases, certificated notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC, as the depositary (in accordance with its customary procedures).

        You may have certificated notes broken into more notes of smaller denominations or combined into fewer notes of larger denominations, as long as the total principal amount is not changed and as long as the denomination of the notes remains at least $1,000. You may exchange or transfer certificated notes at the office of the trustee. The trustee acts as our agent for registering certificated notes in the names of holders, as well as for transferring or registering the notes. The entity performing the role of maintaining the list of registered holders is called the security registrar. We may change this appointment to another entity or perform the service ourselves. (Section 1002) You will not be required to pay a service charge to transfer or exchange the notes, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange of such certificated notes will only be made if the security registrar is satisfied with your proof of ownership. (Section 305)

        If we redeem less than all of the 2013 and/or the 2015 notes, we may block the issuance, registration, transfer or exchange of any certificated notes of that series during a specified period of time in order to freeze the list of holders to prepare the mailing. The period begins 15 days before the day we mail the notice of redemption and ends on the day of that mailing. We may also refuse to register transfers or exchanges of the certificated notes selected for redemption from the date of such selection and until they are redeemed. However, we will continue to permit transfers and exchanges of the unredeemed portion of the series of notes being partially redeemed. (Section 305)

        For so long as any series of notes is listed on the Luxembourg Stock Exchange and the rules of such exchange so require, in the case of a transfer or exchange of certificated notes, a holder thereof may effect such transfer or exchange by presenting and surrendering such notes at, and obtaining new certificated notes from, the office of our Luxembourg transfer and exchange agent. In the case of a transfer of only a part of a certificated note, a new certificated note in respect of the balance of the principal amount of the certificate note transferred will be delivered at the office of the Luxembourg transfer and exchange agent, and in the case of any lost, stolen, mutilated or destroyed certificated note, a holder thereof may obtain a new certificated note from the Luxembourg transfer and exchange agent. See also "—Luxembourg Stock Exchange Listing" below.

        We expect that new certificated notes issued in the circumstances set forth above will be available within seven business days at the office of the trustee and the office of any paying agent.

  Payments

        Under the terms of the indenture, we and the trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. We will pay interest to you if you are a direct holder listed in the trustee's records at the close of business on the record dates mentioned above, even if you no longer own the security on the interest due date. We or Coca-Cola Hellenic Bottling Company S.A. will pay such principal or interest, at our option, at the office of the paying agent for the notes or by wire transfer of immediately available funds to the bank account specified by the registered holder or by check mailed to the address of the registered holder as it appears in the security register.

        Payments in respect of the principal and interest on a global note registered in the name of DTC or its nominee will be payable to DTC through Cede & Co, its nominee, or such other nominee as may be requested by an authorized representative of DTC, in its capacity as the registered holder under the indenture. (Section 308) Consequently, neither we, Coca-Cola Hellenic Bottling Company S.A., the trustee nor any agent of us, Coca-Cola Hellenic Bottling Company S.A. or the trustee has or will have any responsibility or liability for:

  •
  any aspect of DTC's records or of the records of any DTC participant relating to payments made on account of beneficial ownership interest in the global notes or for maintaining,

    supervising or reviewing any of DTC's records or any participant's records relating to the beneficial ownership interests in the global notes, or

  •
  any other matter relating to the actions and practices of DTC or any of its participants.

        DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date, unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants and will not be our responsibility, or the responsibility of Coca-Cola Hellenic Bottling Company S.A., DTC, or the trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. Neither we, Coca-Cola Hellenic Bottling Company S.A., nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and we, Coca-Cola Hellenic Bottling Company S.A., and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Street name and other indirect holders should consult their banks or brokers for information on how they will receive payments.

        Any interest not punctually paid or duly provided for on a global note or a certificated note on any interest payment date other than the maturity will cease to be payable to the holder of the note as of the close of business on the related record date and may either be paid (1) to the person in whose name the global note or the certificated note is registered at the close of business on a special record date for the payment of the defaulted interest that is fixed by the trustee, written notice of which will be given to the holders of the notes not less than 10 calendar days prior to the special record date, or (2) at any time in any other lawful manner.

        Holders buying and selling certificated notes must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the notes to pro rate interest fairly between buyer and seller. This pro rated interest amount is called accrued interest.

        We or Coca-Cola Hellenic Bottling Company S.A. may arrange for paying agents, including the trustee, to effect the payments of principal, interest or any other amounts in respect to the notes, as described above. We must notify the trustee of changes in these paying arrangements for any particular series of notes. Regardless of who acts as paying agent, all money that we pay to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us. After that two-year period, you may look only to us or Coca-Cola Hellenic Bottling Company S.A. for payment and not to any paying agent or anyone else.

  Notices

        All notices shall be sent to the trustee and to the nominee of DTC, or any successors, as the registered holder of the global notes. DTC has advised us that it will communicate these notices to its participants in accordance with its standard procedures. For so long as the notes are listed on the Luxembourg Stock Exchange, and for so long as the Luxembourg Stock Exchange rules so require, notices shall also be published in a daily newspaper of general circulation in Luxembourg. It is expected that such publications will be made in the Luxemburger Wort in Luxembourg. Such notices will also be given to the Luxembourg paying agent.

  Submission to Jurisdiction; Agent for Service of Process

        We and Coca-Cola Hellenic Bottling Company S.A. have appointed CT Corporation System as agent for service of process in any suit, action or proceeding with respect to and in connection with the indenture, the notes and the guarantees and for actions under U.S. federal or state securities laws brought in any U.S. federal or state court located in The City of New York, Borough of Manhattan, and, so long as the notes are outstanding, both we and Coca-Cola Hellenic Bottling Company S.A. have irrevocably submitted to such jurisdiction. (Section 117)

The Trustee

        The Bank of New York acts as the trustee under the indenture. The trustee has two principal functions:

  •
  First, it can enforce your rights against us if we default on the notes. There are some limitations on the extent to which the trustee acts on your behalf, described under "—Default and Related Matters—Events of Default—Remedies If an Event of Default Occurs" below, and

  •
  Second, the trustee performs administrative duties for us, such as sending you notices.

        Coca-Cola Hellenic Bottling Company S.A. maintains banking relations with the trustee in the ordinary course of its business.

        If an event of default occurs, or an event occurs that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded, the trustee may be considered to have a conflicting interest with respect to the notes or the indenture. In that case, the trustee may be required to resign as trustee under the indenture and we or Coca-Cola Hellenic Bottling Company S.A. would be required to appoint a successor trustee. In addition, the trustee may resign at any time and the holders of a majority in aggregate principal amount of the notes may remove the trustee at any time. We may remove the trustee if the trustee becomes otherwise ineligible or incapable of acting as trustee under the terms of the indenture, or is adjudged insolvent or bankrupt. If the trustee resigns or is removed, a successor trustee will be appointed in accordance with the terms of the indenture. We will give notice of any resignation, termination or appointment of the trustee to the registered holders of the notes.

Optional Redemption

        We or Coca-Cola Hellenic Bottling Company S.A. may redeem the 2013 notes, in whole or in part, at any time and from time to time, at our option, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined below) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 15 basis points, together with, in each case, accrued and unpaid interest on the principal amount of the notes to be redeemed to the date of redemption.

        We or Coca-Cola Hellenic Bottling Company S.A. may redeem the 2015 notes, in whole or in part, at any time and from time to time, at our option, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, together with, in each case, accrued and unpaid interest on the principal amount of the notes to be redeemed to the date of redemption.

        In connection with such optional redemption the following defined terms apply:

  •
  "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

  •
  "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us or Coca-Cola Hellenic Bottling Company S.A. to act as the "Independent Investment Banker".

  •
  "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding that redemption date, as set forth in the daily statistical release designated H.15 (519) (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities", or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker for the notes obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

  •
  "Reference Treasury Dealer" means each of Citigroup Global Markets Inc., Credit Suisse First Boston LLC and Deutsche Bank Securities Inc. and their respective successors and two other nationally recognized investment banking firms that are Primary Treasury Dealers specified from time to time by us or Coca-Cola Hellenic Bottling Company S.A., provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we or Coca-Cola Hellenic Bottling Company S.A. shall substitute therefore another nationally recognized investment banking firm that is a Primary Treasury Dealer.

  •
  "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

  •
  "Remaining Scheduled Payments" means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption, provided, however, that, if that redemption date is not an interest payment date with respect to such notes, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

        Notice of any optional redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of the 2013 notes and/or the 2015 notes to be redeemed. On and after any redemption date, interest will cease to accrue on these notes or any portion thereof called for redemption. On or before any redemption date, we or Coca-Cola Hellenic

Bottling Company S.A. will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of the notes to be redeemed on such date. If less than all of the relevant series are to be redeemed, the certificated notes or the beneficial interests in the global notes to be redeemed shall be selected by the trustee on a pro rata basis, by lot or by any other method as the trustee shall deem fair and appropriate (DTC's practice is to determine by lot the amount of the interest of each of its direct participants in the notes to be redeemed). The redemption price shall be calculated by the Independent Investment Banker and each of us and Coca-Cola Hellenic Bottling Company S.A. The trustee and any paying agent for the notes shall be entitled to rely on such calculation.

Mergers and Similar Events

        Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. are generally permitted to:

  •
  consolidate or merge, including under a statutory merger, with another entity,

  •
  sell or lease substantially all of their respective assets to another entity or to buy or lease substantially all of the assets of another entity, or

  •
  transfer over obligations to Coca-Cola Hellenic Bottling Company S.A. or any Subsidiary of Coca-Cola Hellenic Bottling Company S.A., as such term is defined below under "—Negative Pledge".

        However, neither we, nor Coca-Cola Hellenic Bottling Company S.A. may take any of these actions unless all the following conditions are met:

  •
  If either Coca-Cola HBC Finance B.V. or Coca-Cola Hellenic Bottling Company S.A. merges out of existence or sells or leases substantially all of its assets, or transfers its obligations to a substitute obligor, the other entity must be duly organized and validly existing under the laws of the applicable jurisdiction and, in the case of Coca-Cola Hellenic Bottling Company S.A., its successor or substitute obligor must be organized under the laws of a country that, either as of the date of the indenture or at the time of such merger or similar events, is a member of the European Union or is a full member of the Organization for Economic Co-operation and Development.

  •
  If either Coca-Cola HBC Finance B.V. or Coca-Cola Hellenic Bottling Company S.A. merges out of existence or sells or leases substantially all of its assets, or transfers its obligations to a substitute obligor, the surviving entity must execute a supplement to the indenture, known as a supplemental indenture. In the supplemental indenture, the surviving entity must promise to be bound by every obligation in the indenture applicable to Coca-Cola HBC Finance B.V. or Coca-Cola Hellenic Bottling Company S.A., as the case may be, and agree to make payments under the notes free of any deduction or withholding for or on account of taxes, levies, imposts and charges of the jurisdiction in which the surviving entity is organized (or of any political subdivision or taxing authority in such jurisdiction).

  •
  Neither Coca-Cola HBC Finance B.V. nor Coca-Cola Hellenic Bottling Company S.A. may be in default on the notes or guarantees, respectively, immediately prior to such action and such action must not cause a default. For purposes of this no-default test, a default would include an event of default that has occurred and not been cured, as described later under "—Default and Related Matters—Events of Default." A default for this purpose would also include any event that would be an event of default if the requirements for notice of default or existence of defaults for a specified period of time were disregarded.

  •
  Neither of Coca-Cola HBC Finance B.V., nor Coca-Cola Hellenic Bottling Company S.A.'s assets or properties may become subject to any impermissible lien or other security interest unless the notes issued under the indenture are secured equally and ratably with the indebtedness secured thereby. Impermissible liens and other security interests are described in further detail below under "—Negative Pledge".

        In the case of a transfer of the obligations of Coca-Cola HBC Finance B.V. under the indenture to Coca-Cola Hellenic Bottling Company S.A., the guarantees of Coca-Cola Hellenic Bottling Company S.A. will lapse. (Section 801, 802 and 803)

        Under certain circumstances, a merger or other similar transaction may be treated as an exchange for United States federal income tax purposes of the notes for new securities by the holders of the notes. This could result in the recognition of taxable gain or loss for United States federal income tax purposes and have adverse tax consequences for holders of the notes. Neither we nor Coca-Cola Hellenic Bottling Company S.A. will have any obligation to compensate holders of the notes for any such adverse tax consequences.

Additional Amounts

        If any deduction or withholding for any present or future taxes, assessments or other governmental charges of The Netherlands or Greece, including any political subdivision or taxing authority of or in any such jurisdiction (respectively, a "Dutch Tax" or a "Greek Tax") shall at any time be required in respect of any amounts to be paid by us or Coca-Cola Hellenic Bottling Company S.A. pursuant to the terms of the notes or the guarantees, we or Coca-Cola Hellenic Bottling Company S.A. will pay as additional interest to the holder of a note such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts paid to such holder pursuant to the terms of the note or the guarantee, after such deduction or withholding, shall be not less than such amounts as would have been received by the holder had no such deduction or withholding been required; provided, however, that (a) amounts with respect to Dutch Tax shall be payable only to holders that are not resident in the Netherlands for purposes of its tax, and (b) amounts with respect to Greek Tax shall be payable only to holders that are not residents in Greece for purposes of its tax and that do not have a Greek Tax Registration Number (AFM), and provided further, that neither we nor Coca-Cola Hellenic Bottling Company S.A. shall be required to make any payment of Additional Amounts for or on account of:

  •
  any tax, assessment or other governmental charge which would not have been imposed but for the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation) and The Netherlands or Greece (in the case of a Dutch Tax or a Greek Tax, respectively), or any political subdivision or territory or possession thereof or therein or area subject to its jurisdiction, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or treated as a resident thereof or there having been present or engaged in trade or business therein or having or having had a permanent establishment therein,

  •
  any estate, inheritance, gift, sales, transfer, stamp, personal property or similar tax, assessment or other governmental charge,

  •
  any tax, assessment or other governmental charge which is payable other than by withholding from payments of (or in respect of) principal of, premium, if any, or any interest on, the notes,

  •
  any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal, premium, if any, or any interest on, any note, if such payment can be made without such withholding by any other paying agent,

  •
  any tax, assessment or other governmental charge which would not have been imposed or withheld if such holder had made a timely and accurate declaration of non-residence or other similar claim for exemption or present any applicable form or certificate, upon the making or presentation of which that holder would either have been able to avoid such tax, assessment or charge or to obtain a refund of such tax, assessment or charge, including certification or documentation to the effect that such holder or beneficial owner is not a Dutch or a Greek resident and lacks other connections with The Netherlands or Greece, as the case may be, or had made any other declaration or satisfied any other information requirements required to avoid such tax assessment or other governmental charge,

  •
  any tax, assessment or other governmental charge which would not have been imposed but for the presentation of a note (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof was duly provided for, whichever occurred later,

  •
  any payment under or with respect to a note to any holder that is a fiduciary or partnership or any person other than the sole beneficial owner of such payment or note, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment or note would not have been entitled to the Additional Amounts had such beneficiary, settlor, member of beneficial owner been the actual holder of such note,

  •
  any withholding tax required to be deducted by us or Coca-Cola Hellenic Bottling Company S.A. from any amounts to be paid by us or Coca-Cola Hellenic Bottling Company S.A. under the notes or the guarantees, as the case may be, pursuant to the European Union Directive on the taxation of savings implementing the conclusions of the European Council of Economic and Finance Ministers (ECOFIN) meeting on June 3, 2003, or any law implementing or complying with, or introduced in order to conform to, such Directive, or

  •
  any combination of the items above. (Section 1007)

Optional Tax Redemption

        We or Coca-Cola Hellenic Bottling Company S.A. may redeem any series of notes, in whole but not in part, at any time on giving not less than 30 nor more than 60 days' notice of such redemption, at a redemption price equal to the principal amount plus accrued interest, if any, to the date fixed for redemption, if:

  •
  we or Coca-Cola Hellenic Bottling Company S.A. determines that, as a result of any change in or amendment to the laws or any regulations or rulings promulgated thereunder of The Netherlands or Greece (or of any political subdivision or taxing authority of, or in, any such jurisdiction), or any change in the application or official interpretation of such laws, regulations or rulings, or any change in the application or official interpretation of, or any execution of or amendment to, any treaty or treaties affecting taxation to which any such jurisdiction is a party, which change, execution or amendment becomes effective on or after the issue date of the notes of such series,

  •
  we or Coca-Cola Hellenic Bottling Company S.A. would be required to pay Additional Amounts, as described above under "—Additional Amounts", with respect to such series of notes or related guarantees, as applicable, on the next succeeding interest payment date and the payment of such Additional Amounts cannot be avoided by the use of reasonable measures available to us or Coca-Cola Hellenic Bottling Company S.A., as the case may be,

  •
  Dutch or Greek withholding tax has been or would be required to be withheld with respect to interest income received or receivable by us directly from Coca-Cola Hellenic Bottling Company S.A. or any of its affiliates, or the interest payable by us under the notes cannot be settled against interest income received or receivable by us directly from Coca-Cola Hellenic Bottling Company S.A. or any of its affiliates and such withholding tax or corporate income tax obligation cannot be avoided by the use of reasonable measures available to us or Coca-Cola Hellenic Bottling Company S.A., or

  •
  we or Coca-Cola Hellenic Bottling Company S.A. determines that, as a result of any action taken by any legislative body of, taxing authority of, or any action brought in a court of competent jurisdiction, in The Netherlands or Greece (or any political subdivision or taxing authority of, or in, any such jurisdiction) (whether or not such action was taken or brought with respect to us or Coca-Cola Hellenic Bottling Company S.A.), which action is taken or brought on or after the issue date or such other date specified in the notes of such series, there is a substantial probability that the circumstances described in the previous paragraphs would exist, provided, however, that no such notice of redemption may be given earlier than 90 days prior to the earliest date on which we or Coca-Cola Hellenic Bottling Company S.A. would be obligated to pay such Additional Amounts. We or Coca-Cola Hellenic Bottling Company S.A., as the case may be, will also pay to each holder, or make available for payment to each such holder, on the redemption date any Additional Amounts resulting from the payment of such redemption price.

        Following a merger, consolidation, sale or lease of our assets or similar transaction that is entered into by Coca-Cola Hellenic Bottling Company S.A. involving a person that assumes Coca-Cola Hellenic Bottling Company S.A.'s obligations under the guarantees or, if applicable, guarantees our obligations on the notes, that person is required to pay Additional Amounts, as described above under "—Additional Amounts". We, Coca-Cola Hellenic Bottling Company S.A. or the other person, as applicable, would also have the option to redeem the notes in that situation even if Additional Amounts became payable immediately upon completion of the merger, consolidation, sale or lease of assets or similar transaction, including in connection with an internal corporate reorganization that is entered into by Coca-Cola Hellenic Bottling Company S.A. Neither we nor Coca-Cola Hellenic Bottling Company S.A. nor that person will have any obligation under the indenture to seek to avoid the obligation to pay Additional Amounts in this situation.

        Prior to the publication of any notice of redemption pursuant to this provision, we or Coca-Cola Hellenic Bottling Company S.A. shall deliver to the trustee a certificate signed by a duly authorized officer of us or Coca-Cola Hellenic Bottling Company S.A., as the case may be, stating that we or Coca-Cola Hellenic Bottling Company S.A., as the case may be, is entitled to effect a redemption described above and setting forth a statement of facts showing that the conditions precedent of the right so to redeem have occurred. Any such notice will be made as described under "—Additional Mechanics—Notices" above. Such notice, once delivered to the trustee, will be irrevocable. (Section 1008)

Negative Pledge

        As long as any notes are outstanding, neither we, nor Coca-Cola Hellenic Bottling Company S.A., and we and Coca-Cola Hellenic Bottling Company S.A. will procure that no "Material Subsidiary" of Coca-Cola Hellenic Bottling Company S.A. (as defined below) may create any lien, pledge, mortgage, charge or other security over any or all of its present or future assets or revenues as security for any "Relevant Indebtedness", which term is described below, issued by either of them, or over any guarantee made by either of them of any Relevant Indebtedness issued by others, unless equivalent security is at the same time given to the holders of these notes.

        For the purposes of this covenant and "—Default And Related Matters—Events of Default" described below:

  •
  "Relevant Indebtedness" means any obligation (whether present or future, actual or contingent, secured or unsecured, as principal, surety or otherwise) which is represented by any notes, bonds, debentures, loan stocks, depositary receipts or other form of debt securities, which at its date of issue is, or is intended by us, Coca-Cola Hellenic Bottling Company S.A. or any Material Subsidiary to become, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other similar organized securities markets, in any case, other than any advances by banks and/or other lending institutions.

  •
  "Material Subsidiary" means at any time a "Subsidiary", which term is defined below, of Coca-Cola Hellenic Bottling Company S.A. whose net sales revenue (as determined in accordance with U.S. GAAP), calculated by reference to its latest audited financial statements, represents 7% or more of the consolidated net sales revenues of Coca-Cola Hellenic Bottling Company S.A., calculated by reference to the latest audited consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. as prepared in accordance with U.S. GAAP (provided that if a Subsidiary itself has subsidiaries, the reference above to the net sales revenues of the Subsidiary will be construed as a reference to the consolidated net sales revenues of the Subsidiary and its subsidiaries). Our references above to the audited consolidated financial statements of any Subsidiary will be construed as references to the audited consolidated financial statements of such subsidiary and its subsidiaries for the relevant financial period, or if such audited consolidated financial statements were not produced, to pro forma consolidated financial statements produced on the basis of the relevant audited financial statements of the Subsidiary and its subsidiaries. In addition, if a Subsidiary has been acquired or disposed of since the date at which the latest audited consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. were prepared, the financial statements of Coca-Cola Hellenic Bottling Company S.A. will be adjusted accordingly by Coca-Cola Hellenic Bottling Company S.A. in order to take into account the acquisition, or disposal of such subsidiary for purposes of the calculations described above.

  •
  "Subsidiary" means any corporation, association or other business entity of which more than 50% of the total voting power of shares of "Capital Stock", which term is defined below, entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by Coca-Cola Hellenic Bottling Company S.A. or one or more of its subsidiaries (or a combination thereof), as well as any partnership (a) the sole general partner or the managing general partner of which is Coca-Cola Hellenic Bottling Company S.A. or any of its subsidiaries, or (b) the only general partners of which are Coca-Cola Hellenic Bottling Company S.A. or one or more of its subsidiaries (or a combination thereof).

  •
  "Capital stock" means:

  •
  in the case of corporation, corporate stock,

  •
  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock,

  •
  in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited), and

  •
  any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person,

    but excluding any debt securities convertible into such equity securities.

        This negative pledge applies only to security for borrowed money. For example, liens imposed by operation of law or by order of a court, such as liens to secure statutory obligations for taxes or workers' compensation benefits, or liens we create to secure obligations to pay legal judgments on appeal or surety bonds, would not be covered by this restriction. (Section 1004)

Defeasance and Discharge

        We and Coca-Cola Hellenic Bottling Company S.A. can legally release ourselves from any payment or other obligations on the notes (Sections 1401 and 1402), except for various obligations described below, if we and Coca-Cola Hellenic Bottling Company S.A., in addition to certain other actions and conditions, put in place the following arrangements for you to be repaid:

  •
  We or Coca-Cola Hellenic Bottling Company S.A. must deposit in trust for your benefit and the benefit of all other direct holders of the notes any combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the notes on their various due dates. In addition, on the date of the deposit, both we and Coca-Cola Hellenic Bottling Company S.A. must not be in default. For purposes of this no-default test, a default would include an event of default that has occurred and not been cured. A default for this purpose would also include any event that would be an event of default if the requirements for notice of default or existence of defaults for a specified period of time were disregarded.

  •
  We or Coca-Cola Hellenic Bottling Company S.A. must deliver to the trustee a legal opinion of our or Coca-Cola Hellenic Bottling Company S.A.'s counsel confirming that either:

  •
  there has been a change in United States federal income tax law, or

  •
  we have received a ruling from, or there has been a ruling published by, the United States Internal Revenue Service,

  •
  in each case to the effect that we may make the above deposit and have such release without causing a beneficial owner to be taxed for U.S. federal income tax purposes on the notes any differently than if we did not make the deposit and just repaid the notes ourselves.

  •
  So long as the notes are listed on the Luxembourg Stock Exchange, we or Coca-Cola Hellenic Bottling Company S.A. must also deliver to the trustee an officer's certificate issued by us or Coca-Cola Hellenic Bottling Company S.A. confirming that the deposit, defeasance and discharge will not cause the notes to be delisted from the Luxembourg Stock Exchange. (Sections 1404 and 1405)

        If the trustee or paying agent is unable to apply any money deposited in trust by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, our obligations and the obligations of the Coca-Cola Hellenic Bottling Company S.A. under the indenture will be revived and reinstated as though no such deposit had occurred. If we or Coca-Cola Hellenic Bottling Company S.A. make any payment of principal of, or any premium, or interest on, or Additional Amounts with respect to, any notes of such series following any such reinstatement of obligations, we or Coca-Cola Hellenic Bottling Company S.A. will be subrogated to the rights, if any, of the holders of the notes of such series to receive such payment from the money held by the trustee. (Section 1406)

        Even if we or Coca-Cola Hellenic Bottling Company S.A. take the actions described above, a number of our obligations relating to the notes will remain. These include the obligations to:

  •
  register the transfer and exchange of the notes,

  •
  replace mutilated, destroyed, lost or stolen notes,

  •
  maintain paying agencies, and

  •
  hold money for payment in trust. (Section 1402)

Covenant Defeasance

        We or Coca-Cola Hellenic Bottling Company S.A. can be legally released from compliance with certain covenants, including those described above under "—Mergers and Similar Events" and "—Negative Pledge" and including the related events of default if, in addition to other actions, we or Coca-Cola Hellenic Bottling Company S.A. take all the steps described above under "—Defeasance and Discharge" (Section 1403) except that the opinion of counsel does not have to refer to a change in United States federal income tax laws or a ruling from the U.S. Internal Revenue Service. (Section 1404)

Default And Related Matters

        You will have special rights if an event of default occurs and is not cured, as described in this subsection.

  Events of Default

        The term "event of default" means with respect to either series of the notes any of the following:

  •
  Neither we nor Coca-Cola Hellenic Bottling Company S.A. pays the principal of, or premium, if any, on any note of such series on its due date or, solely in the case of technical or administrative difficulties, within three business days of its due date.

  •
  Neither we nor Coca-Cola Hellenic Bottling Company S.A. pays interest or any Additional Amount on any note of such series within 30 days of its due date.

  •
  We or Coca-Cola Hellenic Bottling Company S.A. remains in breach of a covenant or any other term of the indenture or the notes or the related guarantees, as the case may be, for 90 days after we or Coca-Cola Hellenic Bottling Company S.A., as the case may be, receives a notice of default stating that we or Coca-Cola Hellenic Bottling Company S.A., as the case may be, is in breach. The notice must be sent by either the trustee or by the holders of 15% of the principal amount of notes of the affected series.

  •
  We, Coca-Cola Hellenic Bottling Company S.A., or a Material Subsidiary of Coca-Cola Hellenic Bottling Company S.A. files for bankruptcy or certain other similar events or a judgment in bankruptcy or a similar judgment is entered and, in certain instances, the decree or order is unstayed and in effect for a period of 90 consecutive days.

  •
  Indebtedness of either us, Coca-Cola Hellenic Bottling Company S.A., or a Material Subsidiary of Coca-Cola Hellenic Bottling Company S.A. in principal amount of at least €25,000,000 (or its equivalent in any other currency) is accelerated by reason of a default and formal action is taken to obtain repayment of such indebtedness.

  •
  We, Coca-Cola Hellenic Bottling Company S.A. or a Material Subsidiary of Coca-Cola Hellenic Bottling Company S.A. fails to make a payment of principal of at least €25,000,000 (or its equivalent in any other currency) or fail to honor any guarantee or indemnity of at least €25,000,000 (or its equivalent in any other currency), in each case with respect to our Indebtedness or Indebtedness of Coca-Cola Hellenic Bottling Company S.A. or a Material Subsidiary of Coca-Cola Hellenic Bottling Company S.A., as the case may be, subject to any applicable grace periods, and formal action is taken to enforce either of these obligations. (Section 501)

        For purposes of these provisions, the term "Indebtedness" means any (i) indebtedness for borrowed money, or (ii) indebtedness evidenced by a note, debenture or similar instrument (including a purchase money obligation) given in connection with the acquisition of any property or assets, including securities, (iii) any guarantee of any indebtedness of others and (iv) any amendment, renewal, extension or refunding of any such indebtedness or guarantee. Notwithstanding the foregoing, "Indebtedness" will not include (i) advance payments by customers, vendors or distributors in the ordinary course of business for services or products to be provided or delivered in the future, or (ii) deferred taxes. The terms "Material Subsidiary" and "Subsidiary" are described above under "—Negative Pledge".

  Remedies If an Event of Default Occurs

        If an event of default, other than a bankruptcy or similar event of default, has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the notes of the affected series may declare the entire principal amount of and any other amounts, including premium, if any, and accrued interest on, all the notes of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the notes of the affected series if we or Coca-Cola Hellenic Bottling Company S.A. have paid the outstanding amounts due otherwise than because of the acceleration of maturity and we or Coca-Cola Hellenic Bottling Company S.A. have satisfied certain other conditions. (Section 502) In a bankruptcy or similar event of default, the entire principal amount of all the notes will automatically become due and immediately payable. Since each series of notes will be independent of each other series, a default with respect to one series of notes will not in itself necessarily result in the acceleration of the maturity of a different series of notes under the indenture. (Section 502)

        Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability in the form of an indemnity. (Section 603) If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding notes of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the indenture.

        Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the notes, the following must occur:

  •
  You must give the trustee written notice that an event of default has occurred and is continuing.

  •
  The holders of 25% in principal amount of all outstanding notes of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

  •
  The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity and the trustee must not have received an inconsistent direction from the holders of a majority in principal amount of all outstanding notes of the related series during that period.

        However, these limitations do not apply to a suit instituted by you for the enforcement of payment of the principal of or interest on a note on or after the respective due dates. (Section 512)

        DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participants have given such direction. However, if there is an event of default under the notes, DTC reserves the right to exchange the global notes for notes in certificated form, and to distribute such notes to its participants.

        Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

        Coca-Cola Hellenic Bottling Company S.A. will furnish to the trustee every year a written statement of certain of its officers certifying that, to their knowledge, we and Coca-Cola Hellenic Bottling Company S.A. are in compliance with the indenture and the notes, or else specifying any default. (Section 1005)

Modification and Waiver

        There are three types of changes we can make to the indenture and the notes.

  Changes Requiring Your Approval

        First, there are changes that cannot be made to the notes without your specific approval.

        The following is a list of those types of changes:

  •
  change the stated maturity of the principal, or interest on, or any Additional Amounts with respect to, the notes,

  •
  reduce the principal amount of, the rate of interest on, or any Additional Amounts with respect to, the notes,

  •
  reduce the amount of principal payable upon acceleration of the maturity of the notes following a default,

  •
  change the redemption price of any note,

  •
  change the place or currency of payment on the notes,

  •
  impair your right to sue for payment,

  •
  reduce the percentage of holders of the notes whose consent is needed to modify or amend the indenture,

  •
  reduce the percentage of holders of notes whose consent is needed to waive compliance with various provisions of the indenture or to waive various defaults,

  •
  modify any other aspect of the provisions dealing with modification and waiver of the indenture, unless to increase any percentage vote required or to provide that additional provisions of the indenture cannot be modified or waived without your consent, and

  •
  modify or affect in any manner adverse to you our obligations or the obligations of Coca-Cola Hellenic Bottling Company S.A. that relate to payment of principal, premium and interest. (Section 902)

  Changes Requiring a Majority Vote

        The second type of changes to the indenture and the notes is the kind that requires a vote in favor by holders of the notes owning a majority of the principal amount of the particular series of the notes affected. Most changes fall into this category, except for clarifying changes, amendments, supplements and other changes that would not adversely affect holders of the notes in any material respect and that do not require your approval, as described below under "—Changes Not Requiring Approval". The same majority vote would be required for us to obtain a waiver of all or part of the covenants described in this prospectus or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indentures or the notes listed in the first category described previously under "—Changes Requiring Your Approval" unless we obtain your individual consent to the waiver. (Section 902)

  Changes Not Requiring Approval

        The third type of change does not require any vote or approval by holders of the notes. This type is limited to clarifications and other changes that would not adversely affect holders of the notes of the affected series in any material respect. (Section 901)

  Further Details Concerning Voting

        When taking a vote, we will use the following rules to decide how much principal amount to attribute to a note:

  •
  We will use the principal amount that would be due and payable on the voting date if the maturity of the notes were accelerated to that date because of a default.

  •
  Notes will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption and notice has been given to you of such redemption. Notes will also not be eligible to vote if they have been fully defeased as described above under "—Defeasance and Discharge". (Section 101)

  •
  We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding notes that are entitled to vote or take other action under the indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding notes of that series on the record date and must be taken within 180 days following the record date or another period that we may specify (or as the trustee may specify, if it sets the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time. (Section 107)

        Neither DTC nor Cede & Co. will consent or vote with respect to the global notes representing the notes, unless authorized by a direct participant in accordance with the procedures of DTC. Under its usual procedure, DTC will mail an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Luxembourg Stock Exchange Listing

        Application has been made to list the new notes on the Luxembourg Stock Exchange.

        We expect to appoint Dexia Banque Internationale à Luxembourg société as our paying agent in Luxembourg with respect to the new notes. We reserve the right to vary that appointment and we will publish notice of such change of appointment in a newspaper having a general circulation in Luxembourg (which is expected to be the Luxemburger Wort). So long as the notes are listed on the Luxembourg Stock Exchange and are in global form, a paying agent for the notes will be maintained in Luxembourg.

        So long as any series of the notes are listed on the Luxembourg Stock Exchange and if required by the rules of the Luxembourg Stock Exchange, a transfer and exchange agent, will be maintained in Luxembourg at all times that payments are required to be made in respect of that series of notes. In case certificated notes are issued, a transfer and exchange agent will be appointed and a notice will be published in Luxembourg as set forth below.

DESCRIPTION OF THE OLD NOTES AND THE GUARANTEES

        The terms of the old notes and the related guarantees are identical in all material respects to those of the new notes and the related guarantees, except that (1) the old notes have not been registered under the Securities Act and are subject to certain restrictions on transfer, (2) are entitled to certain rights under the registration rights agreement (which rights will terminate upon consummation of the exchange offer, except under limited circumstances), and (3) the new notes will not provide for any additional interest as a result of our failure to fulfil certain registration obligations.

EXCHANGE OFFER AND REGISTRATION RIGHTS

        This section summarizes certain provisions of the registration rights agreement entered into with respect to the old notes. The registration rights agreement, which contains the full legal text of the matters described in this section, has been filed as an exhibit to the registration statement on Form F-4. See also "Incorporation of Certain Documents by Reference" for instructions on how to obtain copies of the registration rights agreement and other documents.

        We and Coca-Cola Hellenic Bottling Company S.A., as guarantor of the old notes, have entered into a registration rights agreement dated September 17, 2003, with the initial purchasers of the old notes pursuant to which we and Coca-Cola Hellenic Bottling Company S.A. agreed, for the benefit of the holders of the old notes, at our cost, to:

  •
  use our reasonable best efforts to prepare and, as soon as practicable within 120 days following the closing date for the old notes, file with the SEC an exchange offer registration statement with respect to a proposed exchange offer and the issuance and delivery to the holders, in exchange for the old notes, of the new notes, which will have terms identical in all material respects to the old notes (including the full, unconditional and irrevocable guarantees by CCHBC), except that the new notes will not contain terms with respect to transfer restrictions and will not provide for any increase in the interest rate under the circumstances described below,

  •
  use our reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 230 days of the closing date,

  •
  use our reasonable best efforts to keep the exchange offer registration statement effective until the closing of the exchange offer, and

  •
  use our reasonable best efforts to cause the exchange offer to be completed not later than 265 days following the closing date.

        We agreed to issue new notes under the indenture relating to the old notes or an indenture identical in all material respects to that indenture that has been qualified under the Trust Indenture Act and, upon the effectiveness of the exchange offer registration statement, to offer the new notes in exchange for surrender of the old notes. We also agreed to keep the exchange offer open for not less than 20 business days after the date on which notice of the exchange offer is mailed to the holders of the old notes (or longer if required by applicable law). In addition, we agreed that, for each old note surrendered to us pursuant to the exchange offer and not withdrawn by the holder, the holder of the old note will receive a new note having a principal amount equal to that of the surrendered old note and that interest on each new note will accrue from the last date on which interest was paid on the old note surrendered in exchange or, if no interest has been paid on that note, from the original issue date of the old notes.

        Under the terms of the registration rights agreements application will be made to list the new notes on the Luxembourg Stock Exchange. Notice will be made in a daily newspaper of general circulation in Luxembourg prior to commencing the exchange offer. You may also obtain documents relating to the exchange offer and consummate the exchange at the office of Dexia Banque Internationale à Luxembourg société, our paying and transfer and exchange agent in Luxembourg, at 69, route d'Esch, L-1470, Luxembourg, if certificated new notes have been issued in exchange of the old global notes. The results of the exchange offer, including any increase in the rate, will be provided to the Luxembourg Stock Exchange and published in a daily newspaper of general circulation in Luxembourg.

        If:

  (1)
  we are not permitted to file the exchange offer registration statement or to complete the exchange offer because the exchange offer is not permitted by applicable law or SEC policy,

  (2)
  for any reason, the exchange offer registration statement is not declared effective within 230 days following the closing date for the old notes or the exchange offer is not completed within 265 days following the closing date,

  (3)
  upon the request of the initial purchasers of the old notes, in certain circumstances,

  (4)
  in certain circumstances, when a holder is not permitted to participate in the exchange offer or does not receive fully tradable new notes pursuant to the exchange offer,

we will, in lieu of effecting the registration of the new notes pursuant to the exchange offer registration statement:

  (1)
  as promptly as practicable, file with the SEC a shelf registration statement covering resales of the old notes,

  (2)
  use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act not later than 230 days after the closing date,

  (3)
  use our reasonable best efforts to keep effective the shelf registration statement until the earlier of (a) two years after the date the shelf registration statement is declared effective by the SEC or, (b) the date on which the notes become eligible for resale pursuant to Rule 144(k) or any successor provision.

        During any 365-day period, we will have the ability to suspend the availability of such shelf registration statement for up to two periods of up to 45 consecutive days (except for the consecutive 45-day period immediately prior to the maturity of the notes), but no more than an aggregate of 60 days during any 365-day period, if such action is required by law or taken by us or Coca-Cola Hellenic Bottling Company S.A. in good faith and for valid business reasons or our or Coca-Cola Hellenic Bottling Company S.A.'s board of directors determines in good faith to amend the shelf registration statement or any related prospectus or prospectus supplement so that it will not include an untrue statement of material fact or omit to state a material fact necessary to make the statements in such documents not misleading. In the event of such suspension, we and Coca-Cola Hellenic Bottling Company S.A. have agreed to extend the effective period described above by the amount of time equal to the suspension period.

        We will, in the event of the filing of a shelf registration statement, provide to each holder of old notes that are covered by the shelf registration statement copies of the prospectus which is a part of the shelf registration statement and notify each such holder when the shelf registration statement has become effective. A holder of old notes that sells the old notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with the sales and will be bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification obligations).

        Each old note contains a legend to the effect that the holder of the note, by its acceptance thereof, agrees to be bound by the provisions of the registration rights agreement. In that regard, if a holder receives notice from us or Coca-Cola Hellenic Bottling Company S.A. that any event which:

  (1)
  makes a statement in the prospectus which is part of the shelf registration statement (or, in the case of participating broker-dealers, the prospectus which is a part of the exchange offer registration statement) untrue in any material respect, or

  (2)
  requires the making of any changes in the prospectus to make the statements therein not misleading, or

  (3)
  is specified in the registration rights agreement

occurs, the holder (or participating broker-dealer, as the case may be) will suspend the sale of old notes pursuant to that prospectus until we have either:

  •
  amended or supplemented the prospectus to correct the misstatement or omission, and

  •
  furnished copies of the amended or supplemented prospectus to the holder (or participating broker-dealer, as the case may be), or

  •
  given notice that the sale of the old notes may be resumed, as the case may be.

        If a registration default, which means one of the following events, occurs:

  •
  the exchange offer registration statement is not filed with the SEC on or prior to the 120th calendar day following the closing date,

  •
  the exchange offer registration statement is not declared effective on or prior to the 230th calendar day following the closing date, or

  •
  the exchange offer is not completed on or prior to the 265th calendar day following the closing date and a shelf registration statement with respect to the old notes is not declared effective on or prior to the 265th calendar day following the closing date, then the interest rate borne by the old notes that are affected by the registration default will be increased by an additional interest of 0.25% per annum upon the occurrence of each registration default. The amount of additional interest will increase by an additional 0.25% for each 90-day period, or portion thereof, while a registration default is continuing until all registration defaults have been cured, provided that the maximum aggregate increase in the interest rate will in no event exceed one percent (1%) per annum. Upon

  •
  the filing of the exchange offer registration statement after the 120th calendar day,

  •
  the effectiveness of the exchange offer registration statement after the 230th calendar day,

  •
  the completion of the exchange offer,

  •
  the effectiveness of the shelf registration statement after the 265th calendar day,

  •
  the date on which all old notes are saleable pursuant to Rule 144(k) under the Securities Act or any successor provision,

the interest rate on the old notes will be reduced to the original interest rate set forth on the cover of this prospectus, if all registration defaults have been cured. If after any such reduction in interest rate, a different event specified above occurs, the interest rate will again be increased pursuant to the foregoing provisions.

        If the shelf registration statement is unusable by the holders for any reason for more than 60 days, in the aggregate in any 365-day period, then the interest rate borne by the notes will be increased by 0.25% per annum of the principal amount of the old notes for the first 90-day period (or portion thereof) beginning on the 61st day that the shelf registration statement ceased to be usable. This interest rate will be increased by an additional 0.25% per annum of the principal amount of the notes at the beginning of each subsequent 90-day period, if the shelf registration statement has remained unusable throughout the preceding 90-day period, provided that the maximum aggregate increase in the interest rate will in no event exceed one percent (1%) per annum. Any amounts payable under this paragraph shall also be deemed "additional interest" for purposes of the registration rights agreement.

Upon the shelf registration statement once again becoming usable, the interest rate borne by the old notes will be reduced to the original interest rate if we and CCHBC are otherwise in compliance with the registration rights agreement at such time. Additional interest shall be computed based on the actual number of days elapsed in each 90-day period in which the shelf registration statement is unusable.

        We and Coca-Cola Hellenic Bottling Company S.A. shall notify the trustee within five business days of an event date, which is each and every date on which an event occurs in respect of which additional interest is required to be paid. Additional interest shall be paid by depositing with the trustee, in trust, for the benefit of the holders of the old notes, on or before the applicable semi-annual interest payment date, immediately available funds in sums sufficient to pay the additional interest then due. The additional interest due shall be payable on each interest payment date to the record holder of old notes entitled to receive the interest payment to be paid on such date as set forth in the indenture. Each obligation to pay additional interest shall be deemed to accrue from and including the day following the applicable event date and shall be guaranteed by Coca-Cola Hellenic Bottling Company S.A.

        The registration rights agreement is governed by, and construed in accordance with, the laws of the State of New York.

CLEARANCE AND SETTLEMENT

The Clearing Systems

        The principal clearing systems we will use are the book-entry systems operated by DTC, Clearstream, Luxembourg and Euroclear. These systems have established electronic securities and payment, transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates.

        Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market. These procedures can be used for cross-market transfers and the securities will be cleared and settled on a delivery against payment basis. Cross-market transfers of securities that are not in global form may be cleared and settled in accordance with other procedures that may be established among the clearing systems for these securities.

        The policies of DTC, Clearstream, Luxembourg and Euroclear will govern payments, transfers, exchange and other matters relating to the investor's interest in securities held by them. We have no responsibility for any aspect of the actions of DTC, Clearstream, Luxembourg or Euroclear or any of their direct or indirect participants. We have no responsibility for any aspect of the records kept by DTC, Clearstream, Luxembourg or Euroclear. We also do not supervise these systems in any way.

        DTC, Clearstream, Luxembourg and Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform these procedures and may modify them or discontinue them at any time.

        The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream, Luxembourg and Euroclear as they are currently in effect. Those systems could change their rules and procedures at any time.

  DTC

        DTC has advised us as follows:

  •
  DTC is:

  •
  a limited-purpose trust company organized under New York Banking Law, which is a wholly-owned subsidiary of Depository Trust and Clearing Company, owned in turn by the principal users of DTC, consisting primarily of banks, broker-dealers and other financial institutions, including the initial purchasers of the old notes,

  •
  a "banking organization" within the meaning of the New York Banking Law,

  •
  a member of the Federal Reserve System,

  •
  a "clearing corporation" within the meaning of the Uniform Commercial Code, and

  •
  a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

  •
  DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions, including transfers and pledges, in deposited securities between its participants through electronic book-entry changes to the accounts of its participants. This eliminates the need for physical movement of certificates.

  •
  Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.

  •
  Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that have relationships with participants.

  •
  The rules applicable to DTC and DTC participants are on file with the SEC.

Clearstream, Luxembourg

        Clearstream, Luxembourg has advised us as follows:

  •
  Clearstream, Luxembourg is a duly licensed bank organized as a société anonyme incorporated under the laws of Luxembourg and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream, Luxembourg is owned by Deutsche Börse AG. The shareholders of Deutsche Börse AG are banks, securities dealers and financial institutions.

  •
  Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry changes to the accounts of its customers. This eliminates the need for physical movement of certificates.

  •
  Clearstream, Luxembourg provides other services to its participants, including safekeeping, administration, clearance and settlement of internationally traded securities, lending and borrowing of securities and collateral management. It interfaces with the domestic markets in over 30 countries through established depositary and custodial relationships.

  •
  Clearstream, Luxembourg's customers include worldwide securities brokers and dealers, banks, trust companies and clearing corporations and may include professional financial intermediaries. Its U.S. customers are limited to securities brokers and dealers and banks.

  •
  Indirect access to the Clearstream, Luxembourg system is also available to others that clear through Clearstream, Luxembourg customers or that have custodial relationships with its customers, such as banks, brokers, dealers and trust companies.

  •
  Clearstream, Luxembourg is an indirect participant in DTC.

  •
  Clearstream, Luxembourg has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream, Luxembourg and Euroclear.

  •
  Distributions with respect to the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg customers in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

Euroclear

        Euroclear has advised us as follows:

  •
  Euroclear is incorporated under the laws of Belgium as a bank and is subject to regulation by the Belgian Banking and Finance Commission (Commission Bancaire et Financière) and the National Bank of Belgium (Banque Nationale de Belgique). The Euroclear system is owned by Euroclear Clearance System Public Limited Company (ECS plc) and operated through a license agreement by Euroclear.

  •
  Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of Euroclear, and applicable Belgian law. These terms and conditions and operating procedures govern transfer of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipt of payments with respect to securities in Euroclear. Euroclear acts under these terms and conditions and operating procedures only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear accounts.

  •
  Euroclear holds securities for its customers and facilitates the clearance and settlement of securities transactions among them. It does so through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates.

  •
  Euroclear provides other services to its customers, including credit custody, lending and borrowing of securities and tri-party collateral management. It interfaces with the domestic markets of several other countries.

  •
  Euroclear customers include banks, central banks, securities brokers and dealers, trust companies and clearing corporations and may include certain other professional financial intermediaries.

  •
  Euroclear is an indirect participant in DTC.

  •
  Indirect access to the Euroclear system is also available to others that clear through Euroclear customers or that maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

  •
  All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

Primary Distribution

        For information on how to participate in the exchange offers through book-entry transfer procedures, see "The Exchange Offers—Book Entry Transfers".

        DTC has also advised us and Coca-Cola Hellenic Bottling Company S.A. that, pursuant to procedures established by it:

  •
  ownership of interests in the global notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to its participants) or by the participants and the indirect participants in DTC (with respect to other owners of beneficial interest in the global notes), and

  •
  beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction.

        Investors in the global notes who are participants in DTC's system may hold their interests therein directly through DTC. Investors in the global notes who are not participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream, Luxembourg) which are participants in such system. Euroclear and Clearstream, Luxembourg will indirectly hold interests in the global notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories. All interests in a global note, including those held through Euroclear or Clearstream, Luxembourg, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream, Luxembourg may also be subject to the procedures and requirements of such systems.

Secondary Market

        Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream, Luxembourg will be effected in accordance with their respective rules and operating procedures.

        Subject to compliance with the transfer restrictions applicable to the notes described in this prospectus, cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream, Luxembourg participants, on the other hand, will be effected through DTC in accordance with DTC's rules and on behalf of Euroclear or Clearstream, Luxembourg, as the case may be, by its respective depositaries. However, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, Luxembourg, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, Luxembourg, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream, Luxembourg participants may not deliver instructions directly to the depositories for Euroclear or Clearstream, Luxembourg.

  Special Timing Considerations

        Because of time zone differences, the securities account of a Euroclear or Clearstream, Luxembourg participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream, Luxembourg participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream, Luxembourg) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream, Luxembourg as a result of sales of interests in a global note by or through a Euroclear or Clearstream, Luxembourg participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream, Luxembourg cash account only as of the business day for Euroclear or Clearstream, Luxembourg following DTC's settlement date.

TAXATION

Greek Taxation

        This section is the opinion of Kyriakides Georgopoulos, counsel to Coca-Cola Hellenic Bottling Company S.A.

  Interest

        If we pay interest on the new notes to a non-Greek tax resident, this payment would not be subject to any tax in Greece. Such interest, if paid by Coca-Cola Hellenic Bottling Company S.A. as guarantor to a tax resident of a foreign country, should not be subject to income tax. However, it is not entirely clear that the Greek tax authorities would necessarily adopt such position when applying the relevant rules and regulations, and their judgment, in any event, could depend on whether the holder of the new notes is an individual or a corporation and on other considerations according to Greek tax law in which case such payments could be subject to income tax ranging from 0% to 40% depending on the applicable tax treaty, if any.

        If a Greek tax resident receives interest from the new notes by a corporation located abroad, such as Coca-Cola HBC Finance B.V., the Greek Ministry of Finance has ruled that the intervening bank in Greece through which the payment is made, is regarded as the payer of the interest and, therefore, such bank must withhold 20% tax, while if the holder of the new notes keeps the interest abroad no such withholding tax is required. In any case, the Greek tax resident-holder of the new notes has to include such interest income in his annual tax return, in which case the 20% tax withheld is treated as an advance against the holder of the new notes' overall income tax liability. However, for Greek Mutual Funds and Portfolio Management Companies, which are taxed on the basis of their assets, such 20% tax cannot be offset against their income tax liability. Although not explicitly clarified, if the interest on the new notes is paid by Coca-Cola Hellenic Bottling Company S.A., as guarantor, to Greek tax residents, then no withholding tax is applicable. However, if such guarantee is actually paid in Greece, for example, in the form of a payment in Greek bank accounts, it is expected that stamp duty amounting to 2.4% will be payable on the amount of the guarantee paid.

  Principal and Disposal

        If the payment of principal or the payment of the purchase price on a disposal of the new notes is made abroad, it is not subject to any tax or stamp duty. If it is made in Greece, it is not clear whether stamp duty is payable.

  Exchange Offer

        The exchange offers are not subject to any Greek tax, stamp duty or registration or similar tax.

  Greek Tax Residency

        Individuals residing in Greece under certain circumstances indicating intent to remain permanently are considered permanent residents. Establishment of a permanent residence must be proved through objective evidence. Theoretically, the tax authorities may draw the conclusion that individuals are permanent residents of Greece if, having taken into account such evidence, they cannot substantiate permanent residence somewhere else. As Greek tax law does not define the meaning of "residence" for income tax purposes, the meaning of residence is taken from the Greek Civil Code. This has been accepted by the Greek authorities (Ministry of Finance and tax authorities) and tax courts precedent. Under the civil code, individuals are resident in the place where they are mainly and permanently established. Nobody can have more than one residence. To be considered a permanent resident of Greece, an individual must: (1) be permanently residing or established in Greece and (2) have the intent to remain permanently in Greece. This intent, moreover, must be apparent from objective evidence. Similar rules apply to corporations, partnerships, trusts and estates. In particular, resident corporations are those whose place of incorporation is Greece or whose registered seat is in Greece. Subject to bilateral treaties, resident corporations are subject to income tax on all income earned from sources in Greece or abroad. Non tax-resident individuals, corporations or other entities may also be subject to tax over income in Greece by virtue of performing certain business activities in Greece. In practice, in such cases such non tax resident individuals, corporations, or other entities will have a Greek Tax Registration Number (AFM) as required by Greek tax rules.

United States Taxation

        This section is the opinion of Sullivan & Cromwell LLP, counsel to Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A.

        For United States federal income tax purposes, you should not be treated as having disposed of your old notes in a taxable exchange solely because you exchange your old notes for new notes, and you therefore should not recognize gain or loss as a result of this exchange.

        Accordingly, for United States federal income tax purposes, your tax basis in the new notes should equal your basis in your exchanged old notes, your holding periods of the new notes should include the holding period in your exchanged old notes, and payments of interest, premium and principal on the new notes should be treated in the same manner as such payments were treated with respect to the old notes.

Dutch Taxation

        The following contains general information only and it does not purport to present any comprehensive or complete picture of all aspects of Dutch tax law which could be of relevance to the holder of the new notes. This section is the opinion of De Brauw Blackstone Westbroek N.V., counsel to Coca-Cola HBC Finance B.V. This information is based upon Dutch tax law as in force on the date of this prospectus and it is subject to any change in law, possibly with retroactive effect.

        Prospective holders of new notes should consult their own tax advisor regarding the Dutch tax consequences of the acquisition, holding or disposal of the new notes.

  Withholding tax

        No Dutch withholding tax is required to be deducted by us from any payment by us under a note or the exchange offer.

  Taxation on income or capital gains

        No Dutch income tax (including that on capital gains) is payable by a holder of new notes in respect of any payment to him under, or gain made by him from the disposal (or deemed disposal) or redemption of, a new note or the exchange offer. Exceptions may apply if:

  (1)
  the holder of new notes is a Dutch resident (or deemed resident) for the purpose of the relevant Dutch tax law provisions, or

  (2)
  the holder of new notes is an individual and opts to be taxed as a Dutch resident, or

  (3)
  the holder of new notes has an enterprise (or an interest in an enterprise) that is, in whole or in part, carried on through a Dutch permanent establishment or representative or deemed permanent establishment to which the new notes are attributable, or

  (4)
  the holder of new notes performs other activities in respect of the note in The Netherlands (including, without limitation, activities which are beyond the scope of normal investment activities), or

  (5)
  the holder of new notes has a substantial interest (or a deemed substantial interest) in us and, if he is not an individual, such substantial interest does not belong to the assets of an enterprise.

  Gift or inheritance tax

        No Dutch gift or inheritance tax is payable in respect of any gift by, or the inheritance on the death of, a holder of new notes. Exceptions may apply if:

  (1)
  the holder of new notes is a Dutch resident (or deemed resident) for the purposes of the relevant Dutch tax law provision, or

  (2)
  at the time of the gift or death, the holder of new notes has an enterprise (or an interest in an enterprise) that is, in whole or in part, carried on through a Dutch permanent establishment or representative to which the note is attributable, or

  (3)
  the note is acquired by way of a gift from a holder of new notes who dies within 180 days after the gift and who was not at the time of the gift, but is at the date of his death, a Dutch resident (or deemed resident).

        No Dutch capital tax is payable in respect of our issue of any new note, except for capital tax on capital contributions made (or deemed to be made) to us under any guarantee in respect of a new note.

  Turnover tax

        No Dutch turnover tax is payable in respect of any payment by us under, or by a holder of new notes in consideration for its acquisition (by way of issue or transfer to it) of, a new note or the exchange offer.

  Other taxes or duties

        No Dutch stamp duty or registration or similar tax (other than court fees) is payable in connection with our issue or performance, or a holder of new notes' transfer or enforcement, of any new note or the exchange offer.

  Residency

        Subject to the exceptions as described under the heading "—Taxation on income or capital gains" above, a holder of new notes will not become a Dutch resident (or deemed resident) for tax purposes, or become subject to Dutch taxation, by reason only of the our performance, or the holder of new notes' acquisition (by way of issue or transfer to it), holding or enforcement, of a new note or the exchange offer.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account in connection with the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealers during the period referred to below in connection with resales of new notes received in exchange for old notes if such old notes were acquired by such broker-dealers for their own accounts as a result of market making activities or other trading activities. We have agreed that this prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealers in connection with resales of such new notes for a period ending 90 days after the expiration date of the applicable exchange offer, or, if earlier, when all such new notes of the series subject to such exchange offer have been disposed of by such broker-dealers.

        We will not receive any proceeds from the issuance of new notes in the exchange offers or from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own accounts may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account in connection with the exchange offers and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on any such resale of new notes may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

VALIDITY OF THE NEW NOTES AND THE GUARANTEES

        Sullivan & Cromwell LLP, New York, New York, U.S. counsel for us and Coca-Cola Hellenic Bottling Company S.A., will pass upon the validity of the new notes and the guarantees. De Brauw Blackstone Westbroek N.V., Dutch counsel for us, will pass upon the validity of the new notes. Kyriakides Georgopoulos, Greek counsel for Coca-Cola Hellenic Bottling Company S.A., will pass upon the validity of the guarantees.

ENFORCEMENT OF CIVIL LIABILITIES

        We are a corporation organized under the laws of The Netherlands. All of our assets are located outside of the United States. All of our directors are residents of countries other than the United States. It may not be possible for you to effect service of process within the United States or otherwise upon us or such persons with respect to matters arising under the federal securities laws of the United States or to enforce against us or such persons judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by De Brauw Blackstone Westbroek N.V., our Dutch counsel, that, given the absence of an applicable convention between The Netherlands and the United States providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters, a judgment rendered by a U.S. court against us or our directors will not be recognized and enforced by the courts of The Netherlands. In order to obtain a judgment against us or our directors, you would have to file a claim against us or the aforementioned directors with a court of competent jurisdiction in The Netherlands and, in the course of those proceedings, you would be permitted to submit the judgment rendered by a U.S. court. If the Dutch court were to find that the jurisdiction of the U.S. court was based on grounds that are internationally acceptable and that proper legal procedures were observed, the Dutch court would, in principle, give effect to the final judgment of the U.S. court unless such judgment would contravene the public policy of The Netherlands.

        Coca-Cola Hellenic Bottling Company S.A. is a société anonyme incorporated in Greece. All of its assets are located outside the United States. The majority of its directors and officers are residents of countries other than the United States. It may not be possible for you to effect service of process within the United States upon Coca-Cola Hellenic Bottling Company S.A. or such persons with respect to matters arising under the federal securities laws of the United States, or to enforce against Coca-Cola Hellenic Bottling Company S.A. or such persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. Coca-Cola Hellenic Bottling Company S.A. has been advised by Kyriakides Georgopoulos, its Greek counsel, that there is uncertainty as to the enforceability in Greece of judgments of U.S. courts because such enforcement is subject to ascertainment by the Greek courts of a number of conditions, including that the foreign court has jurisdiction under Greek law and that the judgment is not contrary to good morals and public policy as determined by Greek courts. In addition, it is uncertain if a Greek court will apply the federal laws of the United States in any action brought before such court.

INDEPENDENT AUDITORS

        Coca-Cola Hellenic Bottling Company S.A.'s consolidated financial statements at December 31, 2002 and for each of the years in the period ended December 31, 2002 and the schedule to such consolidated financial statements have been audited by Ernst & Young, independent auditors, as set forth in their reports on such consolidated financial statements and schedule appearing in Coca-Cola Hellenic Bottling Company S.A.'s Annual Report on Form 20-F for the year ended December 31, 2002, which is incorporated by reference in this prospectus. The consolidated financial statements and the schedule to such consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. have been incorporated by reference in this prospectus in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

        On March 20, 2003, Coca-Cola Hellenic Bottling Company S.A. appointed PricewaterhouseCoopers S.A. as auditors, effective for the fiscal year commencing January 1, 2003.

GENERAL INFORMATION

        Coca-Cola Hellenic Bottling Company S.A. files annual reports and files or furnishes other reports and information with, or to, the SEC. You may read and copy any document Coca-Cola Hellenic Bottling Company S.A. files with, or furnishes to, the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, the SEC filings of Coca-Cola Hellenic Bottling Company S.A. are available to the public at the SEC's web site at http://www.sec.gov.

        The ADSs of Coca-Cola Hellenic Bottling Company S.A. are listed on the New York Stock Exchange. You can consult reports and other information about Coca-Cola Hellenic Bottling Company S.A. that it files pursuant to the rules of the New York Stock Exchange at such exchange. The principal trading market for the ordinary shares of Coca-Cola Hellenic Bottling Company S.A. is the Athens Stock Exchange, on which Coca-Cola Hellenic Bottling Company S.A. has been listed since 1991. The ordinary shares are also listed on the Australian Stock Exchange and the London Stock Exchange.

        Application has been made to list the new notes on the Luxembourg Stock Exchange. In connection with any such application to list the new notes on the Luxembourg Stock Exchange, a legal notice relating to the issue of the notes and our and Coca-Cola Hellenic Bottling Company S.A.'s documents of formation will be deposited with the Chief Registrar of the District Court in Luxembourg (Greffier en Chef du Tribunal d'Arrondissement à Luxembourg) where such documents may be examined and copies obtained. Our articles of association and the articles of association of Coca-Cola Hellenic

Bottling Company S.A. have been published in the Memorial, Journal Officiel du Grand Duché de Luxembourg, Recueil des Sociétés et Associations. They may be inspected by any interested person at the Registre du Commerce du Tribunal d'Arrondissement de et à Luxembourg. Notice of any optional redemption or any change in the rate of interest payable on the new notes will be published in a Luxembourg newspaper of general circulation (which is expected to be the Luxemburger Wort).

        So long as the new notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, copies of our and Coca-Cola Hellenic Bottling Company S.A.'s documents of formation, together with this prospectus, the indenture and Coca-Cola Hellenic Bottling Company S.A.'s annual report for the year ended December 31, 2002, as well as all of its future quarterly reports and annual reports, will be made available for inspection at the office of our Luxembourg paying agent. In addition, copies of the above documents may be obtained free of charge at such office.

        The following persons serve on our board of directors: Doros Constantinou, William W. Douglas and Mario T. Van de Bilt. The biographies of William W. Douglas and Mario T. Van de Bilt can be found under Item 6, "Directors, Senior Management and Employees" included in Coca-Cola Hellenic Bottling Company S.A.'s Annual Report on Form 20-F for year ended December 31, 2002, which is incorporated by reference in this prospectus. Biographical information for Doros Constantinou is presented above under "Recent Developments—Appointment of New Managing Director".

        On November 11, 2003, our board of directors and on November 10, 2003, the board of directors of Coca-Cola Hellenic Bottling Company S.A. passed resolutions authorizing the issuance of the new notes and the guarantees, as applicable, in connection with the exchange offers.

        According to Chapter IV, article 3, point A/II/2 of the Rules and Regulations of the Luxembourg Stock Exchange, which only apply to transactions made on the Luxembourg Stock Exchange, the new notes shall be freely transferable and therefore no transaction made on the Luxembourg Stock Exchange shall be cancelled. However, holders of the new notes must also comply with other applicable securities laws.

        The new notes have been accepted for clearance by DTC, Euroclear and Clearstream, Luxembourg clearance systems.

        The new notes will have the following identification numbers:

	Cusip No.	ISIN	Common Code
2013 global notes	192EQ AC 6	US 192EQ AC6 2	018289954
2015 global notes	192EQ AD 4	US 192EQ AD4 6	018289849

        Except as disclosed or incorporated by reference in this prospectus, neither we nor Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries (taken as a whole) are involved in any litigation or arbitration proceedings relating to claims or amounts which are material in the context of the issue of the new notes nor, so far as either we or Coca-Cola Hellenic Bottling Company S.A., respectively, are aware, is any such litigation or arbitration pending or threatened.

        Except as disclosed or incorporated by reference herein, there has been no material adverse change in either our financial or other position or in the financial or other position of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries (taken as a whole) since December 31, 2002.

COCA-COLA HBC FINANCE B.V.

$500,000,000 5.125% Notes due 2013
$400,000,000 5.500% Notes due 2015
Fully, unconditionally and irrevocably guaranteed by
COCA-COLA HELLENIC BOTTLING COMPANY S.A.

PROSPECTUS

December 19, 2003

        All tendered old notes, executed letters of transmittal and other related documents should be directed to the exchange agent at the numbers and address below. Requests for assistance and for additional copies of the prospectus, the letter of transmittal and other related documents should also be directed to the exchange agent.

The exchange agent for the exchange offers is:

THE BANK OF NEW YORK

By Facsimile for Eligible Institutions:
(44) 20 7964 6399
Attention: Ms. Alison Mitchell

Confirm by telephone:
(44) 20 7964 6402

By Mail/Overnight Courier/Hand:
The Bank of New York
Corporate Trust Administration
One Canada Square
London E14 5AL
United Kingdom
Attention: Ms. Alison Mitchell